Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

RITHM CAPITAL CORP.,

PANORAMA REIT MERGER SUB, INC.,

PANORAMA OPERATING MERGER SUB LP,

PARAMOUNT GROUP, INC.

and

PARAMOUNT GROUP OPERATING PARTNERSHIP LP

Dated as of September 17, 2025

i

Annexes

Annex A	New Operating Partnership Agreement
Annex B	New COI
Annex C	New Bylaws

Exhibits

Exhibit A	REIT Opinion

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 17, 2025 (this “Agreement”), is made and entered into by and among Rithm Capital Corp., a Delaware corporation (“Parent”), Panorama REIT Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“REIT Merger Sub”), Panorama Operating Merger Sub LP, a Delaware limited partnership and a wholly owned subsidiary of Parent (“Operating Merger Sub” and, collectively with REIT Merger Sub and Parent, the “Parent Parties”), Paramount Group, Inc., a Maryland corporation (the “Company”), and Paramount Group Operating Partnership LP, a Delaware limited partnership and a majority owned subsidiary of the Company (the “Operating Partnership” and, together with the Company, the “Company Parties”).  Each of Parent, REIT Merger Sub, Operating Merger Sub, the Company and the Operating Partnership are sometimes referred to herein as a “Party” and collectively as the “Parties.”  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article I.

WHEREAS, the Parties wish to effect a business combination in which (i) Operating Merger Sub will be merged with and into the Operating Partnership (the “Partnership Merger”), with the Operating Partnership surviving the Partnership Merger, and each Operating Partnership Common Unit (as defined herein) other than Excluded Units (as defined herein) issued and outstanding immediately prior to the Partnership Merger Effective Time (as defined herein) will be converted into the right to receive the Partnership Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), and (ii) immediately following the consummation of the Partnership Merger, the Company will be merged with and into REIT Merger Sub (the “Company Merger” and, together with the Partnership Merger, the “Mergers”), with REIT Merger Sub surviving the Company Merger, and each share of Company Common Stock (as defined herein) other than Excluded Stock (as defined herein) issued and outstanding immediately prior to the Company Merger Effective Time (as defined herein) will be converted into the right to receive the Company Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined and declared that this Agreement, the Company Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (b) duly authorized, approved and declared advisable the execution, delivery and performance of this Agreement, and the consummation of the Company Merger and the other transactions contemplated by this Agreement, (c) directed that the approval of the Company Merger and the other transactions contemplated by this Agreement be submitted for consideration by the holders of Company Common Stock at the Stockholders Meeting (as defined herein), and (d) recommended the approval of the Company Merger and the other transactions contemplated by this Agreement by the stockholders of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, as general partner of the Operating Partnership, has duly adopted resolutions (i) declaring that the terms of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Operating Partnership and its partners, and (ii) authorizing, approving and declaring advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Partnership Merger (the “GP Approval”);

WHEREAS, the Board of Directors of Parent has unanimously duly and validly authorized, approved and declared advisable, the execution, delivery and performance of this Agreement and the consummation of the Mergers and the other transactions contemplated by this Agreement;

WHEREAS, Parent, on its own behalf as the sole stockholder of REIT Merger Sub and the general partner of Operating Merger Sub has approved this Agreement, the consummation of the Mergers and the other transactions contemplated by this Agreement and deemed it advisable and in the best interests of REIT Merger Sub and Operating Merger Sub to enter into this Agreement and to perform their respective obligations hereunder on the terms and conditions set forth herein; and

WHEREAS, each of the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and to prescribe various conditions to the Mergers.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1           Definitions.

(a)          For purposes of this Agreement:

“745 Fifth Avenue JV” means, collectively, (i) WvF-Paramount 745 Investor, L.P., (ii) WvF-Paramount 745 Property, L.P. and (iii) each of their respective Subsidiaries.

“Acceptable Confidentiality Agreement” shall mean any confidentiality agreement containing provisions limiting the disclosure and use of non-public information of or with respect to the Company that (i) contains confidentiality provisions that are not, in the aggregate, materially less favorable to the Company than the terms of the Confidentiality Agreement, except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements, and except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to any Inquiry or Competing Proposal, or (ii) was entered into prior to the date of this Agreement.

“Acquired Companies” means the Company Parties and each Subsidiary of the Company Parties, collectively.

“Action” means any claim, charge, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.  For purposes of the immediately preceding sentence, (a) the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise and (b) no investment fund or other investment vehicle for third-party capital advised, managed, sponsored or controlled by Parent or a Subsidiary of Parent, or any portfolio company of such fund or other investment vehicle shall be deemed to be an Affiliate of Parent, the REIT Merger Sub or Operating Merger Sub (except, for the avoidance of doubt, Parent, REIT Merger Sub and Operating Merger Sub shall be deemed to be Affiliates of one another).  Notwithstanding the foregoing, prior to the Closing, (i) the Parent Parties and their respective subsidiaries shall not be deemed to be Affiliates of the Company Parties and (ii) the Company Parties shall not be deemed to be Affiliates of the Parent Parties.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

“AOLTIP Conversion Factor” has the meaning given to such term in the Operating Partnership Agreement.

“Assumption” means (a) any assumption, Consent or other approval required in connection with this Agreement or the transactions contemplated thereby related to (i) any existing Indebtedness of any Acquired Company or any joint ventures in which any Acquired Company is a party or (ii) any joint ventures in which any Acquired Company is a party; or (b) any Paramount Fund Consent.

“Book-Entry Share” means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

“Book-Up Target” has the meaning given to such term in the Operating Partnership Agreement.

“Business Day” means any day other than a Saturday, Sunday or any day on which the SDAT, the DE SOS or banks located in New York, New York are authorized or required to be closed.

“CEA” means the Commodity Exchange Act, as amended, and the rules and regulations promulgated thereunder.

“Certificated Share” means a share of Company Common Stock represented by a physical stock certificate and recorded in the books and records of the Company.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Benefit Plan” means each Employee Benefit Plan that is sponsored, maintained, contributed to, or required to be contributed to, by any of the Acquired Companies.

“Company Bylaws” means the Seventh Amended and Restated Bylaws of the Company, dated as of August 1, 2023, as amended, modified or supplemented from time to time and in effect on the date hereof.

“Company Charter” means the Second Articles of Amendment and Restatement of the Company, dated as of May 17, 2019, as amended, corrected, modified or supplemented from time to time and in effect on the date hereof.

“Company Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Company Compensatory Award” means each Company Option and Company Restricted Share.

“Company Governing Documents” means the Company Bylaws and the Company Charter.

“Company Material Adverse Effect” shall mean any change, condition, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”), that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole or (ii) does or would reasonably be expected to prevent or materially impair or materially delay the ability of the Company Parties to consummate the Mergers prior to the Outside Date; provided, however, that for purposes of clause (i), no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred, or would reasonably be expected to occur except (solely with respect to subclause (i) through  (vi) below) to the extent such Effects disproportionately affect the Acquired Companies relative to other similarly situated companies operating in any industry in which the Acquired Companies operate (in which case, the incremental disproportionate effects may be taken into account (and only to the extent thereof) in determining whether there has occurred a “Company Material Adverse Effect”):

(i)           general business or economic conditions (or changes in such conditions) in any country or region in the world;

(ii)         conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in any country or region in the world, including (A) changes in interest rates in any country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in any country or region in the world;

(iii)        conditions (or changes in such conditions) generally affecting any of the business or economic conditions of the industries in which the Acquired Companies operate;

(iv)        political conditions (including the imposition of tariffs or removal of tariffs) (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage, terrorism or cyberterrorism (including any outbreak, escalation or general worsening of any such acts of war, sabotage or terrorism) involving the United States or any other country or region in the world;

(v)        earthquakes, hurricanes, tropical storms, tsunamis, tornadoes, floods, epidemics, pandemics, other disease outbreaks, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)         actual or proposed changes in Law or regulatory conditions (or the interpretation thereof) in any country or region in the world or actual or proposed changes in GAAP or other accounting standards (or the interpretation thereof);

(vii)        the entry into or the announcement of this Agreement, or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of Parent, REIT Merger Sub, Operating Merger Sub or their Affiliates, (B) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with tenants, customers, suppliers or other business partners (C) any other negative development (or potential negative development) in the Acquired Companies’ relationships with any of its tenants, customers, suppliers or other business partners and (D) any departure or termination of any officers of the Company (it being understood and agreed that this clause (vii) shall not apply to the use of Company Material Adverse Effect in any representation or warranty set forth in Section 4.3(a) or Section 4.17(e));

(viii)       litigation arising in connection with this Agreement and the transactions contemplated hereby;

(ix)        any actions taken or failures to take action, in each case, (A) by Parent or any of its controlled Affiliates, or (B) to which Parent has provided its written consent (or, in the case of any action where the consent of Parent was requested in writing in accordance with Section 6.1(b), where Parent’s consent was unreasonably withheld, delayed or conditioned), or which Parent has requested or approved;

(x)         the taking of any action required by this Agreement, or the failure to take any action prohibited by this Agreement (it being understood and agreed that this clause (x) shall not apply to the obligations of the Acquired Companies to act in the ordinary course of business in all material respects pursuant to Section 6.1(a) and in determining the satisfaction of the condition set forth in Section 8.3(b) to the extent related to such obligations (subject, in each case, to the applicable materiality standards or qualifications contained in any such condition)); or

(xi)         changes in the Company’s stock price or the trading volume of the Company’s stock, or changes in the rating or ratings outlook of the Company, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period ending on or after the date of this Agreement, in and of itself, or any failure by the Company to meet any internal budgets, plans, forecasts or projections of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition).

“Company Option” means a compensatory option to purchase shares of Company Common Stock.

“Company Properties” means each parcel of real property owned by the Acquired Companies or the 745 Fifth Avenue JV, in each case, as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on such real property and all easements, rights and other appurtenances to such real property).

“Company Restricted Share” means a share of Company Common Stock that is unvested and subject to vesting or transfer restrictions.

“Company Termination Payment” means an amount equal to $59,700,000.

“Confidentiality Agreement” means the non-disclosure agreement, dated as of June 11, 2025, between the Company and Parent.

“Continuing Employee” means each employee of the Acquired Companies who is employed by the Acquired Companies as of immediately prior to the Company Merger Effective Time and who continues to be actively employed by the Surviving Entity or the Surviving Partnership (or any of their respective Affiliates) on or following the Company Merger Effective Time.

“Contract” means any legally binding contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, commitment or other agreement.

“Debt Facilities” means, with respect to the Company, any Contract set forth in Section 4.12(b)(v) of the Company Disclosure Letter.

“Employee Benefit Plan” means any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan (as defined in Section 409A of the Code) or employment, severance, change-in-control, bonus, incentive, equity or equity-based compensation, health, welfare, fringe benefit, retirement and any other compensatory or employee benefit plan, Contract or arrangement of any kind (whether or not subject to ERISA, written or oral), excluding (x) any Multiemployer Plan and (y) any plan, Contract or arrangement that is sponsored solely by a Governmental Authority to which any of the Acquired Companies contributes pursuant to applicable Law.

“Environmental Law” means any Law relating to the pollution or protection of the environment, or human health or safety (as such matters relate solely to exposure to Hazardous Substances).

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement (with respect to the Company), and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of Stockholder Approval, engaging the services of the Paying Agent, obtaining any third-party consents, making any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“Fraud” means, with respect to any Person, an actual, intentional, and knowing common law fraud (and not a constructive fraud, negligent misrepresentation, or omission, or any form of fraud premised on recklessness or negligence), by such Person in the making of the representations and warranties in this Agreement or any certificate executed and delivered by such Person pursuant to the terms of this Agreement.

“Fund Agreement” means with, respect to each Paramount Fund, (i) any agreement whereby the Acquired Companies provide investment management, investment advisory, portfolio management or similar services, (ii) any Governing Document of a Paramount Fund, and (iii) any agreement that modifies the agreements described in prongs (i) and (ii), in the case of clause (iii), to the extent material to the Acquired Companies, taken as a whole.

“GAAP” means the U.S. generally accepted accounting principles.

“Governing Documents” means (i) with respect to a corporation, the charter, articles, articles supplementary or certificate of incorporation, as applicable, and bylaws thereof, (ii) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (iii) with respect to a partnership, the certificate of limited partnership and the partnership agreement (including any partnership unit designation), and (iv) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Governmental Authority” means any U.S. federal, state or local government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that are listed in, defined or identified as a “contaminant”, “pollutant”, “toxic substance”, “toxic material”, “hazardous waste” or “hazardous substance” or words of similar meaning under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq., (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to the Acquired Companies, without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of any of the Acquired Companies for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by any of the Acquired Companies, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) net obligations of the Acquired Companies under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) obligations to guarantee any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, on behalf of any Person, other than the Acquired Companies, and (viii) any agreement to provide any of the foregoing; provided, that, for clarification, Indebtedness shall not include “trade debt” or “trade payables.” Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Acquired Companies.

“Information Privacy and Security Laws” means applicable legal requirements concerning the use, ownership, maintenance, storage, collection, transfer, processing, controlling, privacy and/or security of Personal Information.

“Intellectual Property” means all U.S. and foreign intellectual property rights, including all such rights in (i) patents, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain name and other source identifiers, (iii) registered and unregistered copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, and (v) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the Internal Revenue Service or any successor agency.

“IT Asset” means the computer systems, hardware, networks, servers, workstations, routers, hubs, switches, data communication lines and other information technology equipment and infrastructure that is owned by or leased or licensed to the Acquired Companies and used by them in the conduct of their business.

“Knowledge” means, whether or not capitalized, or any similar expressions with respect to the Company Parties, the actual knowledge of the persons named in Section 1.1(a) to the Company Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

“Lien” means any mortgage, deed of trust, hypothecation, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, servitude, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, excluding any restrictions on transfer of equity securities arising under applicable securities Laws.

“Material Company Lease” means any lease, license or occupancy agreement pursuant to which (i) an Acquired Company is granted possession of a Company Property as lessee, licensee or occupant or (ii) an Acquired Company grants a possessory interest in favor of another Person as lessee, licensee or occupant, in each case providing for annualized rentals of contractual base rent for the year ending December 31, 2025 of $3,300,000 or more; provided that any such lease, license or occupancy agreement between the Company and any wholly owned Subsidiary or between wholly owned Subsidiaries shall not constitute a Material Company Lease.

“Multiemployer Plan” means a “multiemployer plan” (as defined in or within the meaning of Section 4001(a)(3) of ERISA or Section 3(37) of ERISA).

“Operating Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of October 26, 2020, as amended, modified or supplemented from time to time and in effect on the date hereof.

“Operating Partnership AOLTIP Unit” shall have the meaning assigned to the term “AOLTIP Unit” in the Operating Partnership Agreement.

“Operating Partnership Certificate” means the certificate of limited partnership of the Operating Partnership, as amended and in effect on the date hereof.

“Operating Partnership Common Unit” shall have the meaning assigned to the term “Common Unit” in the Operating Partnership Agreement.

“Operating Partnership Compensatory Award” means each Operating Partnership LTIP Unit and Operating Partnership AOLTIP Unit.

“Operating Partnership Double-Trigger LTIP Unit” means an Operating Partnership LTIP Unit granted on September 8, 2023 that is subject to time-based vesting conditions.

“Operating Partnership Governing Documents” means the Operating Partnership Agreement and the Operating Partnership Certificate.

“Operating Partnership LTIP Unit” shall have the meaning assigned to the term “LTIP Unit” in the Operating Partnership Agreement.

“Operating Partnership Preferred Unit” shall have the meaning assigned to the term “Preferred Unit” in the Operating Partnership Agreement.

“Operating Partnership Unit” shall have the meaning assigned to the term “Partnership Unit” or “Unit” in the Operating Partnership Agreement.

“Order” means a judgment, injunction, order or decree of any Governmental Authority.

“Paramount Fund” means any fund, investment vehicle, feeder vehicle, managed account or other investment arrangement (including any parallel vehicle account or arrangement, or where the context so requires, business development company, blank check company, co-invest vehicle or alternative investment vehicle) for which a PGRE Advisor or its Affiliates is an investment manager, general partner or similar Controlling entity, other than any other entity that is a Subsidiary of a Paramount Fund.

“Paramount Fund Consents” any consents for any “assignment” (as defined under the Advisers Act) in respect of the Paramount Funds required in connection with the Mergers, to be obtained in the manner set forth in the Paramount Fund Schedule.

“Paramount Fund Schedule” has the meaning given to such term in Section 4.25(a).

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or in the aggregate, does or would reasonably be expected to prevent or materially impair or materially delay the ability of the Parent Parties to consummate the Mergers prior to the Outside Date.

“Permitted Encumbrances” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics and materialmen’s Liens for amounts incurred in the ordinary course of business and which are not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or such Liens which have been filed of record but which have been bonded over or otherwise insured against; (iii) with respect to any real property, post-closing escrow agreements, leases, license agreements and similar occupancy agreements, contribution and tax protection agreements, bottom dollar guarantees, terms and provisions of any joint venture agreements existing at the date of this Agreement, Liens that are zoning regulations, building codes, entitlements (including associated security instruments encumbering any land for which the Acquired Companies have an option to purchase) or other land use or environmental regulations by any Governmental Authority; (iv) with respect to the Acquired Companies, Liens that are disclosed on Section 4.10(a) of the Company Disclosure Letter (as defined herein) (together with associated documentation which evidences or secures such Liens, including, without limitation, notes, mortgages, deeds of trust, assignments of leases and rents, guarantees, pledge agreements and similar documentation); (v) all matters that would be disclosed on accurate current title searches or surveys, (vi) with respect to the Acquired Companies, Liens that are disclosed on the most recent consolidated balance sheet of the Company, or notes thereto; (vii) Liens arising (a) pursuant to any leases and similar occupancy agreements relating to any Company Property in existence as of the date hereof or entered into in accordance with the terms of this Agreement or (b) other than relating to any Company Property, pursuant to any Material Contract; (viii) with respect to any real property of the Acquired Companies, Liens that would be disclosed on accurate current title searches or surveys or otherwise filed or recorded in the applicable public records; (ix) with respect to any real property of the Acquired Company, easements, covenants, conditions, restrictions, servitudes, encroachments and other similar matters affecting title to such real property and other title defects which would not reasonably be expected to (individually or in the aggregate) materially impair the value, use or enjoyment of a Company Property in a manner material to the Acquired Companies, taken as a whole; (x) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; or (xi) other than with respect to real property, Liens that were incurred in the ordinary course of business and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of the Acquired Companies, individually or taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Information” means data or other information relating, directly or indirectly, to an identified or identifiable natural person.

“PGRE Advisor” means each of Paramount Group Real Estate Advisor LLC, a Delaware limited liability company, and Paramount Group Real Estate Advisor II, LP, a Delaware limited partnership.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Representative” means, with respect to any Person, such Person’s directors, managers, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers and financial advisors), agents and other representatives.

“Required Information” means (i) the financial statements included in the Company SEC Documents on the date of this Agreement, (ii) any Subsequent Unaudited Quarterly Financial Statements and Subsequent Audited Annual Financial Statements, and (iii) any other financial information reasonably requested by Parent in writing that (A) the Company has readily available and (B) would be (x) of the type and form that are customarily included in offerings or placements of securities or (y) reasonably requested by Parent in connection with Parent’s preparation of pro forma financial statements for Parent and its Subsidiaries (giving effect to the transactions contemplated hereby and other appropriate matters).

“Sanctioned Jurisdiction” means, at any time, a country or territory that is itself the subject or target of any Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea, so-called Luhansk People’s Republic, and so-called Donetsk People’s Republic regions of Ukraine, and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” means any Person that is target of any Sanctions, including, without limitation, (a) any Person listed on any Sanctions-related list of designated Persons, including those maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union Member State, or His Majesty’s Treasury of the United Kingdom; (b) the Government of Venezuela or any Person that is located, organized, or resident in a Sanctioned Jurisdiction; (c) any Person otherwise subject to Sanctions; or (d) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a)-(c).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by relevant governmental authorities, including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or His Majesty’s Treasury of the United Kingdom.

“SEC” means the Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stockholder Approval” means the affirmative vote of the holders of shares of Company Common Stock entitled to cast a majority of all the votes entitled to be cast at the Stockholders Meeting on the Company Merger.

“Stockholders Meeting” means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity (A) of which (i) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) such Person is the controlling general partner, co-general partner, managing member or otherwise manages or controls such other Person (disregarding major decision and veto rights of other investors), or (iii) such Person holds a majority of the equity economic interest and/or (B) which is a direct or indirect Subsidiary of the foregoing; provided, that, notwithstanding anything to the contrary herein, (x) a Person shall not be deemed to breach any covenant or agreement set forth in Section 6.1 as a result of any action or inaction such Person takes or fails to take as a result of any binding obligation such Person has with any joint venture partner pursuant to a Contract in effect as of the date of this Agreement and solely to the extent such Contract has been made available to Parent, and (y) no investment fund or other investment vehicle for third party capital advised, managed, sponsored or controlled by Parent, or any portfolio company of such fund or other investment vehicle shall be deemed to be a Subsidiary of Parent, the REIT Merger Sub or Operating Merger Sub. For the avoidance of doubt, with respect to the Company, Subsidiaries and the Acquired Companies shall include the entities listed on Section 1.1(b) of the Company Disclosure Letter together with the Subsidiaries thereof.

“Subsidiary REIT” means any Subsidiary of the Company that qualifies or intends to qualify as a REIT.

“Tax” or “Taxes” means any U.S. federal, state, local, non-U.S., or other income, branch profits, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, franchise, employment, estimated, alternative minimum, value added, payroll, excise, or environmental tax, and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, whether disputed or not, by the United States or any Governmental Authority.

“Tax Protection Agreement” means any agreement pursuant to which: (i) any indemnification obligation or other liability to holders of equity interests in the Operating Partnership or any other Acquired Company relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, and/or (ii) in connection with the deferral of income Taxes of a holder of equity interests in the Operating Partnership or any other Acquired Company, any Acquired Company has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, (D) only dispose of assets in a particular manner, (E) use (or refrain from using) a specific method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more properties, and/or (F) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Management Agreement” means each agreement, including any modifications, amendments, extensions, or assignments thereto or thereof, pursuant to which an Acquired Company manages, operates or controls a property that is not owned or leased by an Acquired Company.

“Wholly Owned Company Subsidiary” means any directly or indirectly wholly owned Subsidiary of the Company.

“Willful Breach” means a material breach of any covenant or agreement set forth in this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party with the actual knowledge or intent that the taking of such act or failure to take such action would cause or constitute a material breach of this Agreement, whether or not breaching this Agreement is the conscious object of such act or omission.

(b)         In addition to the terms defined in Section 1.1(a), the following terms shall have the respective meanings set forth in the sections set forth below opposite such term:

Acquisition Agreement	7.3(d)(ii)
Adverse Recommendation Change	7.3(d)(i)
Agreement	Preamble
Articles of Company Merger	2.4(b)
Articles of Partnership Merger	2.4(a)
Board Recommendation	4.2(d)
Capitalization Date	4.4(a)
Cashed-Out LTIP Unit Consideration	3.3(c)(i)
Certificates	3.2(c)
Closing	2.3
Closing Date	2.3
COBRA	4.17(c)
Company	Preamble
Company Board	Recitals
Company Capital Stock	4.4(a)
Company Disclosure Letter	Article IV
Company Merger	Recitals
Company Merger Consideration	3.1(b)(i)
Company Merger Effective Time	2.4(b)
Company Parties	Preamble
Company Preferred Stock	4.4(a)
Company Related-Party Agreements	4.18(c)

Company SEC Documents	4.5(a)
Company Terminating Breach	9.1(d)(i)
Competing Proposal	7.3(k)(i)
Consents	7.6(a)
Current Premium	7.9(a)
DE SOS	2.4(a)
DRULPA	Recitals
Exchange Fund	3.2(a)
Excluded Stock	3.1(b)(ii)
Excluded Units	3.1(a)(ii)
Financing	7.11(a)
Financing Indemnified Parties	7.13
Governing Document Restrictions	7.13
GP Approval	Recitals
Indemnified Parties	7.9(c)
Inquiry	7.3(k)(iii)
Insurance Policies	4.16
Interim Period	6.1(a)
Intervening Event	7.3(a)
Letter of Transmittal	3.2(c)
Management Agreements	4.12(e)
Material Contract	4.12(c)
Mergers	Recitals
MGCL	Recitals
New Bylaws	2.5(b)
New COI	2.5(b)
New Operating Partnership Agreement	2.5(a)
New Plan	7.8(b)
NLRB	4.18(b)
Non-Governmental Consents	7.6(b)
Notice Period	7.3(e)(ii)
Old Plans	7.8(b)
Operating Merger Sub	Preamble
Operating Partnership	Preamble
Operating Partnership Cashed-Out LTIP Units	3.3(c)(i)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent Parties	Preamble
Parent Terminating Breach	9.1(c)(i)
Parties	Preamble
Partnership Merger	Recitals
Partnership Merger Consideration	3.1(a)(i)
Partnership Merger Effective Time	2.4(a)
Party	Preamble
Paying Agent	3.2(a)
Permits	4.8(a)

Proxy Statement	4.23
Qualifying Income	9.4(a)
Recovery Costs	9.3(b)(iii)
REIT Counsel	7.15(b)
REIT Merger Sub	Preamble
REIT Merger Sub Common Stock	3.1(b)(iii)
Sarbanes-Oxley Act	4.5(a)
SDAT	2.4(b)
Solvent	5.5
Subsequent Audited Annual Financial Statements	7.11(b)(vi)
Subsequent Unaudited Quarterly Financial Statements	7.11(b)(vi)
Superior Proposal	7.3(k)(ii)
Surviving Entity	2.2
Surviving Partnership	2.1
Takeover Statutes	4.22
Transaction Litigation	7.7(b)
Transfer Taxes	7.15(a)
Voting Debt	4.4(f)

Section 1.2          Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)         when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)        the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)         whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)          “or” shall be construed in the inclusive sense of “and/or”;

(e)         the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)          “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”;

(g)          all references herein to “$” or dollars shall refer to U.S. dollars;

(h)          no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(i)          it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(j)         the phrases “delivered” or “made available” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives including, in the case of “made available” to Parent, REIT Merger Sub, Operating Merger Sub or their Representatives or Affiliates, material that has been posted in the “data room” (virtual or otherwise) established by the Company at least twenty-four (24) hours prior to the execution of this Agreement;

(k)        the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and, as used in Section 6.1, similar in nature and magnitude to actions customarily taken without any authorization by the Company Board in the course of normal day-to-day operations, whether or not such words actually follow such phrase;

(l)           references to a Person are also to its successors and permitted assigns to the extent not prohibited by this Agreement;

(m)        any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, unless otherwise specified;

(n)         whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

(o)        when calculating the period of time before which, within which or following which any act is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and the ending date shall be included;

(p)         whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and

(q)          the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE II

THE MERGERS

Section 2.1         The Partnership Merger.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DRULPA, at the Partnership Merger Effective Time, Operating Merger Sub shall be merged with and into the Operating Partnership, whereupon the separate existence of Operating Merger Sub will cease, with the Operating Partnership surviving the Partnership Merger (the Operating Partnership, as the surviving entity in the Partnership Merger, sometimes being referred to herein as the “Surviving Partnership”).  The Partnership Merger shall have the effects provided in this Agreement and the Articles of Partnership Merger (as defined below), and as specified in the applicable provisions of the DRULPA.

Section 2.2        The Company Merger.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL, at the Company Merger Effective Time, the Company shall be merged with and into REIT Merger Sub, whereupon the separate existence of the Company will cease, with REIT Merger Sub surviving the Company Merger (REIT Merger Sub, as the surviving entity in the Company Merger, sometimes being referred to herein as the “Surviving Entity”), such that following and as a result of the Company Merger, the Surviving Entity and the Surviving Partnership will be wholly owned Subsidiaries of Parent.  The Company Merger shall have the effects provided in this Agreement and the Articles of Company Merger (as defined below), and as specified in the applicable provisions of the MGCL.

Section 2.3         Closing.  The closing of the Mergers (the “Closing”) will take place (a) by electronic exchange of documents and signatures three (3) Business Days following the satisfaction (or waiver, if permitted by applicable law) of the last to be satisfied of the conditions set forth in Article VIII (other than those conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction (or waiver, if permitted by applicable Law) of those conditions), or (b) such other place or date as may be agreed in writing by Parent and the Company.  The date on which the Closing actually takes place is referred to herein as the “Closing Date.”

Section 2.4          Effective Times.

(a)         Substantially contemporaneously with the Closing, Operating Merger Sub, the Operating Partnership, the Company and Parent shall (i) cause the certificate of merger with respect to the Partnership Merger to be duly executed and filed with the Delaware Secretary of State (the “DE SOS”) in accordance with the DRULPA (the “Articles of Partnership Merger”), and (ii) make any other filings, recordings or publications required to be made by the Operating Partnership or Operating Merger Sub under the DRULPA in connection with the Partnership Merger.  The Partnership Merger shall become effective at such time as the Articles of Partnership Merger are duly filed with the DE SOS or on such other date and time as specified in the Articles of Partnership Merger (such date and time, the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur immediately prior to the Company Merger Effective Time.

(b)        On the Closing Date, and immediately after the filing of the Articles of Partnership Merger, REIT Merger Sub, the Company and Parent shall (a) cause articles of merger with respect to the Company Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the Maryland Secretary of State in accordance with the MGCL (the “Articles of Company Merger”), and (b) make any other filings, recordings or publications required to be made by the Company or REIT Merger Sub under the MGCL in connection with the Company Merger.  The Company Merger shall become effective at such time as the Articles of Company Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Company Merger are accepted for record by the SDAT) as specified in the Articles of Company Merger (such date and time, the “Company Merger Effective Time”), it being understood and agreed that the Parties shall cause the Company Merger Effective Time to occur immediately after the Partnership Merger Effective Time.

Section 2.5          Organizational Documents of the Surviving Entities.

(a)         At the Partnership Merger Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Partnership Merger Effective Time: (a) the name of the Surviving Partnership shall be as determined by Parent prior to the date thereof; (b) by virtue of the Partnership Merger and without the necessity of further action by the Operating Partnership or any other Person, the Operating Partnership Certificate shall be the certificate of limited partnership of the Surviving Partnership until, subject to Section 7.9, thereafter amended in accordance with applicable Law; and (c) by virtue of the Partnership Merger and without the necessity of further action by the Operating Partnership or any other Person, the Operating Partnership Agreement shall be amended and restated in its entirety to read in its entirety as set forth on Annex A hereto (the “New Operating Partnership Agreement”), and as so amended and restated shall be the limited partnership agreement of the Surviving Partnership until, subject to Section 7.9, thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

(b)         At the Company Merger Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Company Merger Effective Time: (a) the name of the Surviving Entity shall be as determined by Parent prior to the date thereof; (b) by virtue of the Company Merger and without the necessity of further action by the Company or any other Person, the charter of REIT Merger Sub shall be amended and restated in its entirety to read in its entirety as set forth on Annex B hereto (the “New COI”), and as so amended and restated shall be the charter of the Surviving Entity until, subject to Section 7.9, thereafter amended in accordance with applicable Law; and (c) by virtue of the Company Merger and without the necessity of further action by the Company or any other Person, the bylaws of REIT Merger Sub shall be amended and restated in their entirety to read in the form of Annex C hereto (the “New Bylaws”), and as so amended and restated, shall be the bylaws of the Surviving Entity until, subject to Section 7.9, thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

Section 2.6          Directors, Officers, General Partners and Limited Partners of the Surviving Entities.

(a)         At the Partnership Merger Effective Time and prior to the Company Merger Effective Time, the Company shall be the sole general partner, and the Company and Parent shall be the sole limited partners of the Surviving Partnership, entitling the Company and Parent to such rights, duties and obligations as are more fully set forth in the New Operating Partnership Agreement.

(b)          At the Company Merger Effective Time:

(i)          Parent shall be the sole holder of equity interests of the Surviving Entity, entitling Parent to such rights, duties and obligations as are more fully set forth in the New COI and the New Bylaws.

(ii)        The Surviving Entity shall be the sole general partner, and Parent and the Surviving Entity shall be the sole holders of Operating Partnership Common Units, entitling the Surviving Entity to such rights, duties and obligations as are more fully set forth in the New Operating Partnership Agreement (as it may further be amended, including the right to reflect the Surviving Entity as the sole general partner of the Surviving Partnership following the Company Merger Effective Time).

(iii)         The Company and the Surviving Entity shall take all necessary action such that the directors and officers of REIT Merger Sub immediately prior to the Company Merger Effective Time, shall become the directors and officers of the Surviving Entity, each to hold office, from and after the Company Merger Effective Time, in accordance with the charter and bylaws of the Surviving Entity until their respective successors shall have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Entity.

Section 2.7        Subsequent Actions.  As of the Company Merger Effective Time, the Surviving Entity as the general partner of the Surviving Partnership, the officers and directors of the Surviving Entity and Parent shall be authorized to execute and deliver, in the name and on behalf of the Company, REIT Merger Sub, the Operating Partnership or Operating Merger Sub, as applicable, any deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company, REIT Merger Sub, the Operating Partnership or Operating Merger Sub, as applicable, or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or liabilities, in the Surviving Entity or the Surviving Partnership, or otherwise to carry out the intent of this Agreement.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.1          Effects of the Mergers.

(a)         At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of the Parent Parties, the Company Parties or the holders of any securities of the Operating Partnership or Operating Merger Sub:

(i)         Except as noted below (but taking into account the conversions set forth in Section 3.3), each Operating Partnership Common Unit, or fraction thereof, issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Excluded Units in accordance with Section 3.1(a)(ii)), shall be automatically cancelled and converted into the right to receive, in accordance with the terms of this Agreement, an amount in cash equal to the product of (x) the Conversion Factor (as defined in the Operating Partnership Agreement) in effect on such date with respect to such Operating Partnership Common Unit multiplied by (y) the Company Merger Consideration per unit, without interest (such amount per unit, the “Partnership Merger Consideration”), subject to Section 3.1(a)(ii), Section 3.1(a)(iii), Section 3.1(c), Section 3.4 and the next sentence of this Section 3.1(a)(i).  From and after the Partnership Merger Effective Time, all Operating Partnership Common Units (other than the Excluded Units) shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of Operating Partnership Common Units (other than the Excluded Units) shall cease to have any rights with respect thereto, except for the right to receive the Partnership Merger Consideration therefor in accordance with Section 3.2.

(ii)         No consideration shall be paid to each Operating Partnership Unit that is issued and outstanding as of immediately prior to the Partnership Merger Effective Time and then held by the Parent Parties or any of their respective Subsidiaries or any of the Acquired Companies (including the Company) (the “Excluded Units”), nor shall any right inure or be made with respect thereto in connection with or as a consequence of the Partnership Merger.

(iii)        Each unit of Operating Merger Sub that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically retired and shall cease to exist, and each holder of Operating Merger Sub units shall cease to have any rights with respect thereto.

(b)        At the Company Merger Effective Time, by virtue of the Company Merger and without any further action on the part of the Parent Parties, the Company Parties or the holders of any securities of the Company or REIT Merger Sub:

(i)          Except as noted below, each share of Company Common Stock, or fraction thereof, issued and outstanding as of immediately prior to the Company Merger Effective Time (other than Excluded Stock in accordance with Section 3.1(b)(ii) and other than Company Restricted Shares, which shall have only the rights set forth in Section 3.3(b)), shall be automatically cancelled and converted into the right to receive, in accordance with the terms of this Agreement, an amount in cash equal to $6.60 per share, without interest (such amount per share, the “Company Merger Consideration”), upon the proper surrender of Book-Entry Shares and Certificated Shares representing validly issued, fully paid and nonassessable shares of Company Common Stock in accordance with Section 3.2 and subject to Section 3.1(b)(ii), Section 3.1(c), Section 3.4 and the next sentence of this Section 3.1(b)(i).  From and after the Company Merger Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall be automatically cancelled and shall cease to exist, and each holder of a share of Company Common Stock shall cease to have any rights with respect thereto, except for the right to receive the Company Merger Consideration therefor in accordance with Section 3.2.

(ii)         Each share of Company Common Stock issued and outstanding as of immediately prior to the Company Merger Effective Time and then held by the Parent Parties or any of their respective Subsidiaries or any of the Acquired Companies (the “Excluded Stock”) shall be automatically retired and shall cease to exist, and no consideration shall be paid, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the Mergers.

(iii)       Each share of common stock, par value $0.01 per share (the “REIT Merger Sub Common Stock”), of REIT Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into and become a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Surviving Entity equal to the quotient of (A) the number of shares of Company Common Stock outstanding immediately prior to the Company Merger Effective Time divided by (B) the number of shares of REIT Merger Sub Common Stock outstanding immediately prior to the Company Merger Effective Time, and shall constitute the only issued or outstanding shares of capital stock of the Surviving Entity.

(c)       Adjustment to Merger Consideration.  The Company Merger Consideration, the Partnership Merger Consideration and other similarly dependent items (including the Company Restricted Share Consideration and the Cashed-Out LTIP Unit Consideration) shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock or Operating Partnership Units, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of shares of Company Common Stock or Operating Partnership Units outstanding after the date hereof and prior to the Company Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Stock or Operating Partnership Units with the same economic effect as contemplated by this Agreement prior to such event and so adjusted shall, from and after the date of such event, be the Company Merger Consideration, the Partnership Merger Consideration and other similarly dependent items; provided that nothing in this Section 3.1(c) shall be construed to permit the Company or the Operating Partnership to take any action with respect to its shares that is otherwise prohibited by the terms of this Agreement (including the Company Restricted Share Consideration and the Cashed-Out LTIP Unit Consideration).

Section 3.2          Payment Procedures.

(a)         Prior to the Partnership Merger Effective Time, Parent shall appoint a nationally recognized, reputable U.S. bank or trust company (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) to act as paying agent with respect to the Mergers (the “Paying Agent”).  Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent.  At or prior to the Partnership Merger Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent a cash amount in U.S. dollars that is sufficient in the aggregate to enable the Paying Agent to make the payments of the Company Merger Consideration and the Partnership Merger Consideration (the “Exchange Fund”).  In the event the Exchange Fund is insufficient to make the payments contemplated pursuant to Section 3.2, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has sufficient funds to make such payments.  The Paying Agent shall make payments of the Company Merger Consideration and the Partnership Merger Consideration out of the Exchange Fund in accordance with this Agreement.  Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b)         Partnership Units.  As soon as practicable after the Partnership Merger Effective Time (and in no event later than three (3) Business Days after the Partnership Merger Effective Time), Parent or the Surviving Partnership shall cause the Paying Agent to, in accordance with (and as required by) the Paying Agent’s customary procedures, issue and deliver to each holder of Operating Partnership Common Units (other than Excluded Units) as of immediately prior to the Partnership Merger Effective Time a check or wire transfer representing the applicable Partnership Merger Consideration out of the Exchange Fund that such holder has the right to receive pursuant to the provisions of Section 3.1(a), without such holder being required to deliver an executed Letter of Transmittal (as defined below) to the Paying Agent but subject to and in accordance with the Paying Agent’s customary procedures and such other procedures as agreed by the Company, Parent and the Paying Agent, and such Operating Partnership Common Units shall be automatically cancelled in accordance with Section 3.1(a).  No interest shall be paid or accrued for the benefit of holders of Operating Partnership Common Units on the Partnership Merger Consideration payable in respect of such Operating Partnership Common Units.

(c)         Certificates.  As soon as practicable after the Company Merger Effective Time (and in no event later than three (3) Business Days after the Company Merger Effective Time), Parent or the Surviving Entity shall cause the Paying Agent to mail to each Person that was, immediately prior to the Company Merger Effective Time, a holder of record of shares of Company Common Stock represented by certificates (the “Certificates”), which shares of Company Common Stock were converted into the right to receive the Company Merger Consideration at the Company Merger Effective Time pursuant to Section 3.1(b)(i) of this Agreement: (A) a letter of transmittal, which shall be in a customary form reasonably acceptable to the Company and Parent prior to the Company Merger Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent (a “Letter of Transmittal”) and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Company Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Company Merger Effective Time.  Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Paying Agent or to such other agent or agents as may be appointed in writing by REIT Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Company Merger Consideration for each share of Company Common Stock formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 3.4), and any Certificate so surrendered shall forthwith be canceled.  If payment of the Company Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any Transfer Taxes required by reason of the payment of the Company Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not required to be paid.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive the Company Merger Consideration as contemplated by this Agreement, except for shares of Excluded Stock.

(d)        Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Paying Agent, to receive the Company Merger Consideration that such holder is entitled to receive pursuant to the terms hereof.  In lieu thereof, each holder of record of one (1) or more Book-Entry Shares held through The Depository Trust Company whose shares of Company Common Stock were converted into the right to receive the Company Merger Consideration shall upon the Company Merger Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Paying Agent to, in accordance with (and as required by) the Paying Agent’s customary procedures, pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Company Merger Effective Time, in respect of each such Book-Entry Share, the Company Merger Consideration out of the Exchange Fund for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.4) and such Book-Entry Shares of such holder shall forthwith be canceled.  As soon as practicable after the Company Merger Effective Time (and in no event later than five (5) Business Days after the Company Merger Effective Time), the Surviving Entity shall cause the Paying Agent to mail to each Person that was, immediately prior to the Company Merger Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for the Company Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Company Merger Effective Time.  Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Company Merger Consideration, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.4), and such Book-Entry Shares so surrendered shall forthwith be canceled.  Payment of the Company Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares.  Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive the Company Merger Consideration as contemplated by this Agreement, except for shares of Excluded Stock.

(e)         If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Exchange Fund, Parent) shall issue, in exchange for such lost, stolen or destroyed Certificate, the Company Merger Consideration into which the shares of Company Common Stock represented by such Certificate were converted pursuant to Article II.

(f)          On or after the first (1st) anniversary of the Company Merger Effective Time, the Surviving Entity shall be entitled to cause the Paying Agent to deliver to the Surviving Entity or the Surviving Partnership, as applicable, any funds made available by Parent to the Paying Agent which have not been disbursed to holders of shares of Company Common Stock or Operating Partnership Common Units (in each case as of immediately prior to the Company Merger Effective Time), as applicable, and thereafter, such holders shall be entitled to look to Parent, the Surviving Entity or the Surviving Partnership, as applicable, with respect to the cash amounts payable upon surrender of their shares of Company Common Stock or Operating Partnership Units, as applicable.  None of Parent, the Surviving Entity, the Surviving Partnership or the Paying Agent or any other Person shall be liable to any holder of Company Common Stock or Operating Partnership Units for any Company Merger Consideration or Partnership Merger Consideration, respectively, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by such holders of Company Common Stock or Operating Partnership Common Units immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity or the Surviving Partnership, respectively, free and clear of any claims or interest of any such holders or their successors, assigns or personal Representatives previously entitled thereto.

(g)         Stock Transfer Books.  As of the Company Merger Effective Time, the stock transfer books of the Company shall be closed, and thereafter, there shall be no further registration of transfers of Company Common Stock on the records of the Company.  The Company Merger Consideration paid in accordance with the terms of this Article III automatically upon surrender of Book-Entry Shares representing Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such Book-Entry Shares.  From and after the Company Merger Effective Time, the holders of Company Common Stock outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law.  If, after the Company Merger Effective Time, Book-Entry Shares representing Company Common Stock are presented to the Surviving Entity for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(h)          Unit Transfer Books.  As of the Partnership Merger Effective Time, the unit transfer books of the Operating Partnership shall be closed, and thereafter, there shall be no further registration of transfers of Operating Partnership Common Units on the records of the Operating Partnership.  From and after the Partnership Merger Effective Time, the holders of Operating Partnership Common Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Operating Partnership Common Units, except as otherwise provided for herein or by applicable Law.

(i)          After the Closing Date, the Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent.  Any interest and other income resulting from such investments shall be paid to Parent or its designee.  No investment or losses thereon of the Exchange Fund shall affect the consideration to which holders of Company Common Stock or Operating Partnership Common Units are entitled pursuant to Section 3.1(a)(i) and Section 3.1(b)(i), respectively.  Until the termination of the Exchange Fund, to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Company Merger Consideration or the Partnership Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash portion of the Exchange Fund lost through investments or other events so as to ensure that the cash portion of the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments.

Section 3.3           Treatment of Company Compensatory Awards and Operating Partnership Compensatory Awards.

(a)          Company Options.  At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent or the holders thereof, each Company Option that is outstanding immediately prior to the Company Merger Effective Time shall be canceled without any cash payment or other consideration being made in respect thereof.

(b)          Company Restricted Shares.  At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent or the holders thereof, each Company Restricted Share that is outstanding immediately prior to the Company Merger Effective Time shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the Company Merger Consideration (collectively, the “Company Restricted Share Consideration”).  The Surviving Entity or the Surviving Partnership shall, and Parent shall cause the Surviving Entity or the Surviving Partnership to, pay through the payroll of the Surviving Entity, the Surviving Partnership or any of their Affiliates (to the extent applicable) to each holder of a Company Restricted Share, the Company Restricted Share Consideration, less any required withholding Taxes, as promptly as practicable (and in no event later than the next regularly scheduled payroll date) following the Company Merger Effective Time.

(c)          Operating Partnership LTIP Units.

(i)          Operating Partnership Cashed-Out LTIP Units.  At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the Operating Partnership, Operating Merger Sub or the holders thereof, each Operating Partnership LTIP Unit that is outstanding immediately prior to the Partnership Merger Effective Time and for which the Book-Up Target is not zero (after giving effect to the Partnership Merger Effective Time) (the “Operating Partnership Cashed-Out LTIP Units”) shall be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the Conversion Factor (as defined in the Operating Partnership Agreement) that would apply if such Operating Partnership Cashed-Out LTIP Unit was converted into an Operating Partnership Common Unit immediately prior to the Closing multiplied by (y) the Company Merger Consideration per unit, without interest  (collectively, the “Cashed-Out LTIP Unit Consideration”).  The Surviving Entity or the Surviving Partnership shall, and Parent shall cause the Surviving Entity or the Surviving Partnership to, pay through the payroll of the Surviving Entity, the Surviving Partnership or any of their Affiliates (to the extent applicable) to each holder of an Operating Partnership Cashed-Out LTIP Unit, the Cashed-Out LTIP Unit Consideration, less any required withholding Taxes, as promptly as practicable (and in no event later than the next regularly scheduled payroll date) following the Partnership Merger Effective Time.

(ii)          Operating Partnership Double-Trigger LTIP Units.  At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the Operating Partnership, Operating Merger Sub or the holders thereof, each Operating Partnership Double-Trigger LTIP Unit that is outstanding immediately prior to the Partnership Merger Effective Time shall vest and all restrictions thereupon shall lapse and each such Operating Partnership Double-Trigger LTIP Unit will be converted into an Operating Partnership Common Unit in accordance with Section 1.10 of Exhibit B to the Operating Partnership Agreement.

(d)         Operating Partnership AOLTIP Units.  At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of the Operating Partnership, Operating Merger Sub or the holders thereof, each Operating Partnership AOLTIP Unit that is unvested and outstanding immediately prior to the Partnership Merger Effective Time that is subject to performance-based vesting criteria shall fully vest (with all performance goals applicable to such Operating Partnership AOLTIP Units deemed satisfied at the maximum level of performance) and all restrictions thereupon shall lapse and each such Operating Partnership AOLTIP Unit will be converted into an Operating Partnership Common Unit in accordance with Section 1.8(c)(i) of Exhibit C of the Operating Partnership Agreement and based on the AOLTIP Conversion Factor applicable to each such Operating Partnership AOLTIP Unit.

Section 3.4          Withholding Rights.  Each Party hereto and the Paying Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code; provided, however, that (i) except with respect to compensatory payments to current or former employees or service providers of the Company or its Subsidiaries with respect to the payment of Company Restricted Share Consideration, Cashed-Out LTIP Unit Consideration or Partnership Merger Consideration, before making any such deduction or withholding, Parent shall use commercially reasonable efforts to provide to the Company with reasonable advance notice of any applicable payor’s intention to make such deduction or withholding and shall include the authority, basis and method of calculation for the proposed deduction or withholding, and (ii) Parent and Company shall use commercially reasonable efforts to cooperate with one another to obtain reduction of or relief from any deduction or withholding from the applicable Governmental Authority and/or execute and deliver to or file with such Governmental Authority and/or any Party such affidavits, certificates and other documents as may reasonably be expected to obtain reduction of or relief from such deduction or withholding, and to otherwise determine the extent of any withholding obligation.  Any amounts deducted and withheld under this Agreement that are timely and properly remitted to the appropriate Governmental Authority shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.5        Dissenters Rights.  No dissenters’ or appraisal rights or other similar rights (including rights of an objecting stockholder under Subtitle 2 of Title 3 of the MGCL) shall be available to any holders of Company Common Stock or any other Person with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.6          General Effects of the Mergers.

(a)          At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the DRULPA.  Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Operating Partnership and Operating Merger Sub shall vest in the Surviving Partnership, and all debts, obligations, liabilities and duties of the Operating Partnership and Operating Merger Sub shall become the debts, obligations, liabilities and duties of the Surviving Partnership.

(b)          At the Company Merger Effective Time, the effect of the Company Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all of the assets, property, rights, privileges, powers and franchises of the Company and REIT Merger Sub shall vest in, and devolve on, the Surviving Entity, and all debts, obligations, liabilities and duties of the Company and REIT Merger Sub shall become the debts, obligations, liabilities and duties of the Surviving Entity.

Section 3.7          Tax Consequences.  The Parties intend that for U.S. federal income Tax purposes (and, where applicable, state and local income tax purposes) (a) the Partnership Merger shall be treated as a taxable sale of the Operating Partnership Units by the limited partners of the Operating Partnership to Parent in exchange for the Partnership Merger Consideration, and (b) the Company Merger will be treated as a taxable sale by the Company of all of the Company’s assets (including all of the Company’s interests in Operating Partnership) to REIT Merger Sub (or, if REIT Merger Sub is a disregarded entity at the time of the Closing, its regarded parent) in exchange for the Company Merger Consideration provided for herein and the assumption of all of the Company’s liabilities, immediately followed by a payment of any amounts treated as compensation and a distribution of the remaining cash consideration by the Company to the holders of equity interests in the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income tax purposes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE OPERATING PARTNERSHIP

Except (a) as set forth in the disclosure letter prepared by the Company Parties and delivered to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent (notwithstanding the absence of a specific cross reference) the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face; provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company or the Operating Partnership made herein), or (b) as disclosed in the Company SEC Documents (as defined below) and available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system at least two (2) Business Days prior to the date of this Agreement (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the heading “Forward Looking Statements” or “Risk Factors” or any similarly titled captions and any other disclosures contained therein that are cautionary or forward looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements (and then only to the extent the relevance of any disclosed event, item or occurrence in such Company SEC Documents to a matter covered by a representation or warranty set forth in this Article IV is reasonably apparent on its face)), the Company and the Operating Partnership hereby represent and warrant, as of the date hereof to the Parent Parties, jointly and severally, that:

Section 4.1          Organization and Qualification; Subsidiaries.

(a)        The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted.  The Company is duly qualified or licensed to do business and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)        Each Subsidiary of the Company, including the Operating Partnership, and 745 Fifth Avenue JV, is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and assets and to carry on its business as it is now being conducted.  Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)          Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company, 745 Fifth Avenue JV, their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which the Company and each Subsidiary of the Company are qualified or licensed to do business, the type of and percentage of interest held, directly or indirectly, by the Company or its Subsidiaries in each Subsidiary of the Company, and the classification for U.S. federal income tax purposes (including classification as a “qualified REIT subsidiary” within the meaning of 856(i)(2) of the Code, a “taxable REIT subsidiary” within the meaning of 856(l) of the Code, or a REIT under the applicable provisions of Section 856 of the Code, as applicable) of each Subsidiary of the Company.

(d)        Except as set forth in Section 4.1(d) of the Company Disclosure Letter, none of the Acquired Companies, directly or indirectly, owns any equity interest or investment (whether equity or debt) in any Person (other than in the Subsidiaries of the Company and investments in short-term investment securities).

(e)         The Company has made available to Parent true, complete and correct copies of the Company Governing Documents, the Operating Partnership Governing Documents, the Governing Documents of 745 Fifth Avenue JV and the Governing Documents of the Company’s Subsidiaries, in each case as in effect as of the date of this Agreement and together with all amendments thereto.  The Company is in compliance with the terms of its Company Governing Documents in all material respects.  The Operating Partnership and the Company are each in compliance with the terms of the Operating Partnership Governing Documents in all material respects.  The Company Governing Documents and Operating Partnership Governing Documents were duly adopted and are in full force and effect.

Section 4.2          Authority; Approval Required.

(a)       The Company has the requisite corporate power to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the Company Merger.  The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Company Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Company Merger, to receipt of the Stockholder Approval and the filing of the Articles of Company Merger with, and acceptance for record of the Articles of Company Merger by, the SDAT.

(b)         The Operating Partnership has the requisite limited partnership power to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of approval of the Company as general partner of the Operating Partnership, to consummate the transactions contemplated by this Agreement, including the Partnership Merger and the amendment to the Operating Partnership Agreement as disclosed on Section 6.1(b)(i) of the Company Disclosure Letter.  The execution and delivery of this Agreement by the Operating Partnership and the consummation by the Operating Partnership of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited partnership action, and no other limited partnership proceedings on the part of the Operating Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Partnership Merger, to the filing of the Articles of Partnership Merger with, and acceptance for record of the Articles of Partnership Merger by, the DE SOS.

(c)       This Agreement has been duly executed and delivered by the Company Parties and, assuming due authorization, execution and delivery by the Parent Parties, constitutes a legally valid and binding obligation of each of the Company and the Operating Partnership, enforceable against the Company and the Operating Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d)         The Company Board has duly adopted resolutions (i) declaring that the terms of this Agreement, the Company Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and its stockholders, (ii) authorizing, approving and declaring advisable the execution, delivery and performance of this Agreement and, subject to obtaining the Stockholder Approval, the consummation of the transactions contemplated by this Agreement, including the Company Merger, (iii) directed that the approval of the Company Merger and the transactions contemplated by this Agreement be submitted to a vote of the holders of Company Common Stock at the Stockholders Meeting, and (iv) except as may be permitted pursuant to Section 7.3, resolved to include in the Proxy Statement the recommendation of the Company Board to holders of Company Common Stock to vote in favor of approval of the Company Merger (such recommendation, the “Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(e)          The Company, as general partner of the Operating Partnership, has duly executed the GP Approval.

(f)          The Stockholder Approval is the only vote or consent of the holders of any class of securities of the Company necessary to approve the Company Merger and the other transactions contemplated by this Agreement.

Section 4.3          No Conflict; Required Filings and Consents.

(a)         The execution and delivery of this Agreement by the Company Parties do not, and the performance of this Agreement and their obligations hereunder will not, (i) assuming receipt of the Stockholder Approval in the case of the Company and the GP Approval, in the case of the Operating Partnership, conflict with or violate any provision of (A) the Company Governing Documents, in the case of the Company, or the Operating Partnership Governing Documents, in the case of the Operating Partnership, or (B) any equivalent organizational or governing documents of any other Subsidiary of the Company, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Acquired Companies or by which any property or asset of the Acquired Companies is bound, or (iii) except as set forth in Section 4.3(a)(iii) of the Company Disclosure Letter, require any consent or approval (except as contemplated by Section 4.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of any of the Acquired Companies or 745 Fifth Avenue JV under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien (other than a Permitted Encumbrance) on any property or asset of the Acquired Companies pursuant to, any Material Contract or Permit (as defined herein) to which any of the Acquired Companies is a party, except, as to clauses (i)(B), (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)         The execution and delivery of this Agreement by the Company Parties do not, and the performance of this Agreement by the Company Parties will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by the Company Parties, except (i) the filing with the SEC of the Proxy Statement and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Company Merger with, and the acceptance for record of the Articles of Company Merger by, the SDAT pursuant to the MGCL, (iii) the filing of the Articles of Partnership Merger with, and the acceptance for record of the Articles of Partnership Merger by, the DE SOS pursuant to the DRULPA, (iv) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (v) filings as may be required under the rules and regulations of the New York Stock Exchange, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.4          Capital Structure.

(a)          The authorized shares of capital stock of the Company consists of 900,000,000 shares of Company Common Stock, and 100,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”).  As of the close of business on September 12, 2025 (the “Capitalization Date”), (i) 220,948,424 shares of Company Common Stock were issued and outstanding, including 107,445 Company Restricted Shares, (ii) no shares of Company Preferred Stock were issued and outstanding and (iii) 866,693 shares of Company Common Stock were reserved and available for future issuance pursuant to outstanding Company Options.  All of the outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and nonassessable.  From the Capitalization Date until the date of this Agreement, no shares of Company Common Stock, Company Preferred Stock or Company Options have been issued, awarded or granted other than such shares of Company Common Stock issued in connection with the vesting of Company Compensatory Awards or the redemption or conversion of any Operating Partnership Common Units or any Operating Partnership Compensatory Award.  Except as set forth in this Section 4.4(a), there is no other outstanding Company Capital Stock as of the close of business on the Capitalization Date.

(b)       Section 4.4(b) of the Company Disclosure Letter sets forth the following information with respect to outstanding Company Compensatory Awards as of the close of business on the Capitalization Date: (1) the name (or employee identification number) of the holder thereof; (2) the number of shares of Company Common Stock issuable thereunder; (3) the grant date; (4) the expiration date (if any); (5) the exercise price (if any); and (6) with respect to a Company Option, whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code.

(c)          The Company is the sole general partner of the Operating Partnership and is the legal and beneficial owner of, and has good and valid title to, all of the general partnership interests in the Operating Partnership and 220,948,424 Operating Partnership Common Units, in each case free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws.  As of the Capitalization Date, (i) 232,005,926 Operating Partnership Common Units were issued and outstanding, (ii) no Operating Partnership Preferred Units were issued and outstanding, (iii) 8,778,743 Operating Partnership LTIP Units were issued and outstanding or subject to issuance (assuming that, for purposes of any such Operating Partnership LTIP Units that are subject to performance-based vesting criteria, that the applicable performance metrics are achieved at “maximum” levels), and (iv) 14,524,750 Operating Partnership AOLTIP Units were issued and outstanding or subject to issuance (assuming that, for purposes of any such Operating Partnership AOLTIP Units that are subject to performance-based vesting criteria, that the applicable performance metrics are achieved at “maximum” levels).  As of the Capitalization Date, the Company owned 220,948,424 Operating Partnership Common Units, corresponding to 95.2% of the total issued and outstanding Operating Partnership Common Units.  As of the Capitalization Date, the limited partners of the Operating Partnership other than the Company owned 11,057,502 Operating Partnership Common Units, corresponding to 4.8% of the total issued and outstanding Operating Partnership Common Units.  All of the outstanding Operating Partnership Units are duly authorized, validly issued, fully paid and nonassessable.  Except as set forth in this Section 4.4(c), there are no other outstanding Operating Partnership Units as of the close of business on the Capitalization Date. From the Capitalization Date until the date of this Agreement, no Operating Partnership Common Units, Operating Partnership Preferred Units, Operating Partnership LTIP Units or Operating Partnership AOLTIP Units have been issued, awarded or granted other than such units issued in connection with the conversion or redemption of Operating Partnership Compensatory Awards.

(d)        Section 4.4(d)(i) of the Company Disclosure Letter sets forth the following information with respect to the Operating Partnership Common Units owned by each Person as of the close of business on the Capitalization Date: (1) the name of the holder thereof, and (2) the number of Operating Partnership Units held by each holder thereof and the corresponding percentage of total Operating Partnership Units.  Section 4.4(d)(ii) of the Company Disclosure Letter sets forth the following information with respect to outstanding Operating Partnership Compensatory Awards as of the close of business on the Capitalization Date: (1) the name (or employee identification number) of the holder thereof; (2) the number and type of units underlying the Operating Partnership Compensatory Awards (assuming that, for purposes of any such Operating Partnership Compensatory Awards that are subject to performance-based vesting criteria, that the applicable performance metrics are achieved at “maximum” levels); (3) the grant date; (4) the expiration date (if any); and (5) the unit participation threshold (if any).

(e)          All of the outstanding shares of capital stock of each Subsidiary of the Company (other than the Operating Partnership) that is a corporation are duly authorized, validly issued, fully paid and nonassessable and no class of shares of stock were issued in violation of any preemptive, first refusal or first offer rights.  All of the outstanding equity interests in each Subsidiary of the Company that is a partnership or limited liability company are duly authorized and validly issued and were not issued in violation of any preemptive, first refusal or first offer rights.  All outstanding shares of capital stock of, or equity interests in, each Subsidiary of the Company that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable, as applicable.  Except with respect to the Operating Partnership and as set forth on Section 4.4(e) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the issued and outstanding capital stock of, or equity interests in, each Subsidiary of the Company (other than the Operating Partnership) and has good and valid title thereto, free and clear of all Liens, other than Permitted Encumbrances, and free of preemptive, first refusal or first offer rights.

(f)         As of the close of business on the Capitalization Date, there are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of the Acquired Companies (“Voting Debt”) issued and outstanding.  Except for Company Compensatory Awards set forth in Section 4.4(a) of the Company Disclosure Letter and the Operating Partnership Compensatory Awards set forth in Section 4.4(c)(ii) of the Company Disclosure Letter, as of the close of business on the Capitalization Date (and shares of Company Common Stock, Operating Partnership LTIP Units, Operating Partnership AOLTIP Units or Operating Partnership Common Units issuable on the exercise, vesting or conversion thereof, as applicable), there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Acquired Companies is a party or by which any of them is bound obligating any of the Acquired Companies to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of any of the Acquired Companies or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, Voting Debt or other equity interests.

(g)         None of the Acquired Companies are party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock or equity interests of any of the Company Parties that restricts the transfer of any capital stock or equity of the Acquired Companies.  Except as set forth in Section 4.4(g) of the Company Disclosure Letter, none of the Acquired Companies has granted any registration rights on Company Capital Stock or Operating Partnership Units.  No Company Common Stock is owned by any Subsidiary of the Company.

(h)          The Company does not have a “poison pill” or similar stockholder rights plan.

(i)          All dividends or other distributions on the Company Common Stock and any material dividends or other distributions on any securities of any Subsidiary of the Company, which have been authorized or declared prior to the date hereof, have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 4.5          SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)         The Company has timely and publicly filed with, or furnished to, the SEC (and made available in the Electronic Data Gathering, Analysis and Retrieval system), or, with respect to any late disclosure, timely responded to the SEC or subsequently filed, all forms, documents, statements, schedules and reports (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)) since January 1, 2023 (the forms, documents, statements and reports filed or furnished with the SEC on or after January 1, 2023 and those filed or furnished with the SEC since the date of this Agreement, if any, including any amendments or supplements thereto, the “Company SEC Documents”).  As of their respective filing or furnishing dates (or the date of their most recent amendment, supplement or modification or, in the case of registration and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), the Company SEC Documents (i) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents and, to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review. As of the date hereof, no Subsidiary of the Company is separately required to file (or to the Knowledge of the Company, reasonably expected to be required to file) any form or report with the SEC pursuant to the periodic and current disclosure requirements under Section 13(a) or Section 15(d) of the Exchange Act.

(b)        The consolidated audited and unaudited financial statements of the Company and the consolidated Subsidiaries of the Company included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later Company SEC Documents), (i) complied, as of their respective dates, in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8‑K, Regulation S‑X or any successor or like form under the Exchange Act), and (iii) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of the Company and the consolidated Subsidiaries of the Company, taken as a whole, as of their respective dates and the consolidated results of operations of the Company and the consolidated Subsidiaries of the Company for the periods presented therein.

(c)       The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company has designed and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Company and the consolidated Subsidiaries of the Company.

(d)       The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it ﬁles or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods speciﬁed in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certiﬁcations required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2023, the Company’s principal executive oﬃcer and its principal ﬁnancial oﬃcer have disclosed to the Company’s independent auditors and the audit committee of the Company Board (the material circumstances of which (if any) have been made available to Parent prior to the date hereof) (i)  any known and unresolved signiﬁcant deﬁciencies and material weaknesses in the design or operation of internal controls over ﬁnancial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a signiﬁcant role in the Company’s internal controls over ﬁnancial reporting.  Since January 1, 2023, none of the Acquired Companies has received any material, unresolved, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Acquired Companies or their respective internal accounting controls.

(e)       None of the Acquired Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any securitization transaction or “off‑balance sheet arrangements” (as defined in Item 303(b) of Regulation S‑K of the SEC), where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Company’s audited financial statements or other Company SEC Documents.

(f)          Neither the Company nor any Subsidiary of the Company is required to be registered as an investment company under the Investment Company Act.

(g)       Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since January 1, 2023, none of the Acquired Companies has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.6          Absence of Certain Changes or Events.  Except as set forth in Section 4.6 of the Company Disclosure Letter, since July 1, 2025 through the date of this Agreement, (a) the Acquired Companies have conducted their respective business in all material respects in the ordinary course of business, (b) there has not been any Company Material Adverse Effect and (c) none of the Acquired Companies has taken any action that, if taken or proposed to be taken after the date of this Agreement, would be prohibited by Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(xvii), or Section 6.1(b)(xxiii).

Section 4.7          No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in the financial statements or in the notes thereto contained in the Company SEC Documents, (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice in all material respects since July 1, 2025, none of the Acquired Companies has any liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.8          Permits; Compliance with Law.

(a)       Each of the Acquired Companies is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, Orders, franchises, certifications and clearances of any Governmental Authority necessary for such Acquired Company to own, lease and, to the extent applicable, operate its properties or to carry on its respective business, properties and assets substantially as they are being conducted (the “Permits”), and all such Permits are valid and in full force and effect, and sufficient for all business presently conducted by the Acquired Companies except where the failure to be in possession of, or the failure to be valid or in full force and effect of or the sufficiency of, any of the Permits, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.  Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred with respect to any of the Permits which permits, or after notice or lapse of time or both would permit, revocation, suspension or termination thereof or would result in any other material impairment of the rights of the holder of any such Permits.  To the Knowledge of the Company, there is not pending any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of the Acquired Companies that impairs the validity of any Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any Permit, except where the impairment or revocation of any such Permit, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.  None of the Acquired Companies has, during the five year period prior to the date hereof: (A) received any written notice from any Governmental Authority regarding any material violation by any Acquired Company of any Law or (B) provided any written notice to any Governmental Authority regarding any material violation by an Acquired Company of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)          None of the Acquired Companies is, and for the past three (3) years has been, in conflict with, or in default or violation of (i) any Law applicable to any of the Acquired Companies or by which any property or asset of any of the Acquired Companies is bound, or (ii) any Permits, except, in each case, for any such conflicts, defaults or violations that have been cured, or that, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect.  To the Knowledge of the Company, no investigation by any Governmental Authority with respect to the Company or any of the Acquired Companies is pending, except for such investigations the outcomes of which, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(c)          Except as, individually or in the aggregate, would not have, and would not reasonably be expected to be material to the Acquired Companies taken as a whole, the Acquired Companies and their respective directors, officers, employees and agents (in their capacity as such) are, and for the previous five (5) years have been, in compliance with all Anti-Corruption Laws applicable to such Persons.

(d)          Except as, individually or in the aggregate, would not have, and would not reasonably be expected to be material to the Acquired Companies taken as a whole, none of the Acquired Companies or their respective directors, officers, employees or agents (in their capacity as such), are the subject of any investigation, inquiry, complaint, claim or enforcement proceeding by any Governmental Authority or any other source regarding any offense or alleged offense under any Anti-Corruption Laws, and no such investigation, inquiry, complaint, claim or proceeding is pending or has been threatened in writing, and none of the Acquired Companies is aware of any circumstances that may lead to such an investigation, inquiry, complaint, claim or proceeding.

(e)          Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect, in the last five (5) years, none of the Acquired Companies, nor any of their respective officers, directors, employees or agents, has violated any Sanctions.  None of the Acquired Companies, nor any of their respective officers, directors, employees or agents, is or has been a Sanctioned Person.  The Acquired Companies have not conducted any business or transaction with, in, or involving any Sanctioned Jurisdiction or Sanctioned Person.

(f)          Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect, the Acquired Companies have not (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions, (ii) been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a violation of Sanctions or (iii) received any notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions.

(g)        For the past three (3) years, each Acquired Company has, in all material respects, established and maintained written compliance and supervisory policies and procedures as required pursuant to the Advisers Act or other applicable Law, including a system to supervise the activities of any Person “associated with an investment adviser” (as defined in the Advisers Act), that are reasonably designed to achieve compliance with applicable Laws and to the Knowledge of the Company have not failed to enforce such policies in a manner that would be reasonably be expected to have a material adverse effect on the PGRE Advisors.

(h)         All post-SEC-exam letters that the Acquired Companies or the Paramount Funds have received for the past five (5) years from the SEC are listed in Section 4.8(h) of the Company Disclosure Letter.  True, complete and correct copies of all such post-SEC-exam letters received for the past five (5) years, and all material correspondence from the SEC have been made available to Parent, together with all written responses thereto.  All remedial actions necessary to cure the deficiencies or violations, if any set forth in such post-SEC-exam letters, have been taken by the Acquired Companies or the Paramount Funds, as applicable.

Section 4.9          Litigation.  As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against any of Acquired Companies that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  None of the Acquired Companies are subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 4.10         Properties.

(a)         Subject to the immediately succeeding sentence, Section 4.10 of the Company Disclosure Letter lists all of the Company Properties, and sets forth (i) the applicable Acquired Company owning such property and if not wholly owned, the fee owner and any joint venture party and (ii) the street address, town or city, and state in which each Company Property is located and (iii) whether any Company Property is subject to any financing.  The Acquired Companies own fee simple title to the Company Properties, free and clear of Liens, except for Permitted Encumbrances.  The Acquired Companies do not lease any real property as a tenant from any third party.  None of the Acquired Companies has received written notice of any violation of any Law affecting any portion of any of the Company Properties issued by any Governmental Authority which violations would reasonably be expected to have a Company Material Adverse Effect.  None of the Acquired Companies has received written notice to the effect that there are (1) condemnation or rezoning proceedings that are pending or threatened with respect to any of the Company Properties or (2) zoning, building or similar Laws, codes, ordinances, Orders or regulations that are violated by the operation or use of any buildings or other improvements on any of the Company Properties as currently conducted.

(b)          Section 4.10(b) of the Company Disclosure Letter sets forth, as of December 31, 2024, a true, correct and complete list of all Material Company Leases, identifying the applicable Company Property (including the address thereof), the landlord, the tenant, square footage, annual base rent, the remaining term, which list is accurate in all material respects.  As of the date hereof, (i) the Company has delivered to or made available to Parent a copy of each Material Company Lease that is true and complete in all material respects, including any guarantees, modifications, amendments, extensions and/or assignments thereto or thereof, which copies are accurate in all material respects (ii) to the Knowledge of the Company, each Material Company Lease is in full force and effect, and no Acquired Company nor, to the Knowledge of the Company, any other party to a Material Company Lease, is in default beyond any applicable notice and cure period under any Material Company Lease, which default is in effect on the date of this Agreement, and (iii) no Acquired Company has, prior to the date hereof, received from any counterparty under any Material Company Lease a written notice from the tenant of any intention to vacate and terminate prior to the end of the term of such Material Company Lease.  Except as set forth on Section 4.10(b) of the Company Disclosure Letter or except as has been resolved prior to the date hereof, as of the date of this Agreement, (A) no tenant under any Material Company Lease is currently asserting in writing a right to cancel or terminate such Material Company Lease prior to the end of the current term, and (B) no Acquired Company has received notice of any insolvency or bankruptcy proceeding (or threatened proceedings) involving any tenant under any Material Company Lease where such proceeding remains pending, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be a Company Material Adverse Effect.  The Company has delivered to or made available to Parent a copy of all leases and occupancy agreements at the Company Properties, which are true, correct and complete in all material respects.

(c)       Section 4.10(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Third Party Management Agreements, identifying the applicable property address, the owner, and the Acquired Company that is acting as manager.  As of the date hereof, (i) the Company has delivered to or made available to Parent a copy of each Third Party Management Agreement that is true and complete in all material respects, and (ii) to the Knowledge of the Company, each Third Party Management Agreement is in full force and effect, and no Acquired Company or Company Party nor, to the Knowledge of the Company, any other party to a Third Party Management Agreement, is in default beyond any applicable notice and cure period under any Third Party Management Agreement, which default is in effect on the date of this Agreement.

(d)          The Acquired Companies have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property owned, used or held for use by them, except, in each case, as would not reasonably be expected, individually or in the aggregate, to be a Company Material Adverse Effect.  The Acquired Companies’ ownership of any such personal property is not subject to any Liens, other than Permitted Encumbrances.

(e)       The property data tape set forth on Section 4.10(e) of the Company Disclosure Letter sets forth true and correct information in all material respects, as of the date set forth thereon, with respect to the information contained therein.  To the Knowledge of the Company, no base rent, fixed rent or additional rent has been paid more than one (1) month in advance by any tenant under any Material Company Lease.

(f)       Except as set forth in Section 4.10(f) of the Company Disclosure Letter, except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect, there are no outstanding options to purchase, rights of first refusal to purchase or first offer to purchase or any other rights to purchase or otherwise acquire an ownership interest in any Company Property in favor of any Person.

(g)         Except as set forth in Section 4.10(g) of the Company Disclosure Letter, none of the Acquired Companies (nor any of its Affiliates) has engaged any Person (other than another Acquired Company) to operate or manage any of the Company Properties pursuant to any agreement that remains in effect as of the date hereof.

(h)        Except as set forth in Section 4.10(h) of the Company Disclosure Letter, as of the date hereof, there is no existing or ongoing capital expenditure project or construction or development project occurring at any Company Property.

(i)          To the Knowledge of the Company, except for loan documents with respect to Indebtedness secured by any Company Property entered into in the ordinary course of business or as otherwise set forth on Section 4.13(i) of the Company Disclosure Letter, (i) there are no agreements which restrict any Acquired Company from transferring such Company Property, and (ii) none of Acquired Companies and none of the Company Properties is subject to any restriction on the sale or other disposition of or on the financing or release of financing of any Company Properties, except, in each case, as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect.

(j)         Except as set forth on Section 4.10(j) of the Company Disclosure Letter, there are no ongoing or planned alterations, renovations, additions or improvements to the Company Properties outside the ordinary course of business.

(k)        To the Knowledge of the Company, there are no pending or contemplated zoning changes, “floor area ratio” changes, variances, special zoning exceptions, conditions, or agreements affecting or potentially affecting any of the Company Properties.

(l)         Except as set forth on Section 4.10(l) of the Company Disclosure Letter, to the Knowledge of the Company as of the date hereof, the Company Properties, including, without limitation, all material improvements, building systems and structural components are in operating condition and repair, ordinary wear and tear excepted.

(m)        There (i) has not been, to the Knowledge of the Company, in the past (12) months, and (ii) is not, as of the date of this Agreement, any material casualty affecting any Company Property, and there is not, as of the date of this Agreement, any disrepair or damage that remains unrepaired, due to any prior casualty, if any, materially and adversely affecting any Company Property.

(n)        Except as set forth on Section 4.10(n) of the Company Disclosure Letter, and except with respect to the transactions contemplated pursuant to this Agreement, no Acquired Company is a party to any binding commitment, binding term sheet, binding letter of intent or binding agreement to (i) acquire any real property or sell, transfer or convey, directly or indirectly, any Company Property or (ii) enter into any lease, license or occupancy agreement with respect to a Company Property.

(o)       Section 4.10(o) of the Company Disclosure Letter sets forth, as of the date hereof, the top ten (10) tenants of the Company by annual rentals.

Section 4.11      Environmental Matters.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the Acquired Companies and their respective properties are now and have for the past five (5) years been, in compliance with all Environmental Laws and all applicable Environmental Permits; (ii) each of the Acquired Companies is in possession of all Environmental Permits necessary for the Acquired Companies to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect with all necessary applications for renewal thereof having been timely filed; (iii) any and all Hazardous Substances disposed of by any of the Acquired Companies was done so in accordance with all applicable Environmental Laws and Environmental Permits; (iv) the Acquired Companies and their respective properties have not received any written notice, demand, letter, claim or request for information alleging any violation of, or liability under, any applicable Environmental Law; (v) the Acquired Companies and their respective properties are not subject to any Order, writ, judgment, injunction, decree, stipulation, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or Hazardous Substance; and (vi) except as set forth on Section 4.11 of the Company Disclosure Letter, there are no liabilities or obligations (and no asserted liability or obligations) of the Acquired Companies arising under or relating to any Environmental Law or any Hazardous Substance.

Section 4.12         Material Contracts.

(a)        All Contracts, including amendments thereto, required to be filed with the SEC as an exhibit to any Company SEC Documents filed on or after January 1, 2023 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed.  All such filed Contracts shall be deemed to have been made available to Parent.

(b)         Section 4.12(b) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of, and the Company has made available to Parent a true, correct and complete copy of, each Contract (other than a Company Benefit Plan) in effect as of the date hereof to which any of the Acquired Companies is a party or by which any of its properties or assets are bound that:

(i)             is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)            is required to be described pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(iii)         involves (A) annual future expenditures or receipts by an Acquired Company of more than $20,000,000 or (B) annual aggregate payments by, or other consideration from, any Acquired Companies of more than $20,000,000, and, in each case of (A) and (B), is not terminable by an Acquired Company for convenience without material penalty;

(iv)         contains any non-compete, “most favored nation” or exclusivity provisions with respect to any line of business or geographic area that (A) restricts the business of the Acquired Companies in any material respect, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by the Acquired Companies or the geographic area in which the Acquired Companies may conduct business in any material respect, other than any Contracts that may be cancelled without material liability to an Acquired Company upon notice of ninety (90) days or less or (B) would restrict the business of Parent or its Affiliates (other than the Acquired Companies) or the geographic area in which Parent or its Affiliates (other than the Acquired Companies) may conduct business upon consummation of the transactions contemplated by this Agreement;

(v)          constitutes or relates to an Indebtedness obligation for borrowed money of the Acquired Companies that either (A) has an outstanding principal amount as of the date hereof greater than $20,000,000 or (B) is secured, directly or indirectly, by a Company Property;

(vi)         requires the Acquired Companies to purchase or sell, as applicable, equity interests of any Person or assets, including through a pending purchase or sale of assets, merger, consolidation or similar business combination transaction, that (together with all of the assets and properties subject to such requirement in such Contract) have a fair market value or purchase price in excess of $100,000,000;

(vii)       relates to an acquisition, divestiture, merger or similar transaction that has continuing material indemnification, guarantee, “earn-out” or other contingent payment obligations on an Acquired Company;

(viii)      except to the extent set forth in the Governing Documents of the Company’s Subsidiaries or the 745 Fifth Avenue JV or the loan documents in effect as of the date hereof evidencing Indebtedness, contains covenants expressly limiting, in any material respect, the ability of the Acquired Companies to sell, transfer, pledge or otherwise dispose of any material assets or business of the Acquired Companies, taken as a whole;

(ix)        except to the extent set forth in the Governing Documents of the Company’s Subsidiaries or the 745 Fifth Avenue JV or the loan documents in effect as of the date hereof evidencing Indebtedness or any Material Company Lease, grants any buy/sell, put option, call option, redemption right, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which any Acquired Company could be required to purchase or sell a material portion of the equity interests or a material portion of the assets of any Person;

(x)           sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Acquired Companies with or involving a third party;

(xi)          calls for (A) aggregate payments by, or other consideration from, any of the Acquired Companies of more than $10,000,000 over the remaining term of such Contract or (B) annual aggregate payments by, or other consideration from, any of the Acquired Companies of more than $2,000,000;

(xii)         relates to the settlement (or proposed settlement) of any pending or threatened Action, in writing, other than any settlement that is covered by insurance or indemnification, or provides solely for the payment of less than $10,000,000;

(xiii)       pursuant to which any of the Acquired Companies, (A) receives a license of or other rights or interest with respect to any material Intellectual Property, other than off-the-shelf software, and other than any Contract entered into in the ordinary course of business for which the license of or grant of other right or interest with respect to such Intellectual Property is both on a non-exclusive basis and not the primary purpose of such Contract or (B) grants a license of or other rights or interest with respect to any material Intellectual Property owned by any Acquired Company other than non-exclusive licenses granted in the ordinary course of business;

(xiv)        is a Fund Agreement; and

(xv)          is a Material Company Lease.

(c)          Each Contract in any of the categories set forth in Section 4.12(a) and (b) to which any of the Acquired Companies is a party or by which it is bound as of the date hereof is referred to herein as a “Material Contract”.

(d)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies, taken as a whole, (i) each Material Contract is legal, valid, binding and enforceable on the each Acquired Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) and (ii) each Acquired Company has performed all obligations required to be performed by it prior to the date hereof under each Material Contract and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under such Material Contract prior to the date hereof.  None of the Acquired Companies nor, to the Knowledge of the Company, any other party thereto, is in breach or violation of, or default under, any Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  None of the Acquired Companies has received notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect, there are no disputes pending, or, to the Knowledge of the Company, threatened with respect to any Material Contract, and none of the Acquired Companies has received any written notice of the intention of any other party to a Material Contract to terminate for default, convenience or otherwise any Material Contract.

(e)         Section 4.12(e) of the Company Disclosure Letter lists each management agreement pursuant to which any third party manages or operates any of the Company Properties on behalf of any Acquired Company, and describes the property that is subject to such management agreement, the applicable Acquired Company that is a party, the date of such management agreement and each material amendment, guaranty or other agreement binding on the applicable Acquired Company and relating thereto (collectively, the “Management Agreements”).  The true and complete copies of all Management Agreements as of the date hereof have been made available to Parent.  As of the date hereof, each Management Agreement is valid, binding and in full force and effect as against the applicable Acquired Company and, to the Knowledge of the Company, as against the other party thereto.  None of the Acquired Companies owes any termination, cancellation or other similar fees or any liquidated damages to any third-party manager or operator, except for fees or damages that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.13      Taxes.  Except to the extent it would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)         Each Acquired Company has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct.  Each Acquired Company has duly paid (or there has been paid on its behalf) all Taxes required to be paid by them, whether or not shown on any Tax Return.  To the Knowledge of the Company, no written claim has been proposed by any Governmental Authority in any jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is or may be subject to Tax by such jurisdiction.

(b)        The Company (i) for all taxable years beginning with the taxable year ended December 31, 2014, through its taxable year ended December 31, 2024, has been organized and operated in conformity with the requirements to qualify for taxation as a REIT under the Code, (ii) has operated since December 31, 2024 through the date hereof, and intends to continue to so operate through the Company Merger Effective Time (taking into account that the Company will be treated as selling all of its assets in a taxable transaction and distributing the Company Merger Consideration in liquidation of the Company for U.S. federal income Tax purposes as a result of the Company Merger) in such a manner as to enable the Company to continue to meet the requirements to qualify for taxation as a REIT for the short taxable year that includes the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that could reasonably be expected to result in the Company’s failure to qualify for taxation as a REIT prior to the Company Merger Effective Time, and no challenge to the Company’s status or qualification for taxation as a REIT prior to the Company Merger Effective Time is pending or, to the Knowledge of the Company, threatened.  Each REIT Subsidiary (i) for all taxable years beginning with the initial taxable year for which it filed a REIT election through its taxable year ended December 31, 2024, has been organized and operated in conformity with the requirements to qualify for taxation as a REIT under the Code, (ii) has operated since December 31, 2024 through the date hereof, and intends to continue to so operate for the taxable year that includes the Company Merger Effective Time, in such a manner as to enable it to continue to meet the requirements to qualify for taxation as a REIT for the taxable year that includes the Company Merger Effective Time (determined without regard to any REIT distribution requirements for the taxable year that includes the Company Merger Effective Time or any transactions, events, actions or omissions of action that occur after the Company Merger Effective Time, and assuming that the taxable year that includes the Company Merger Effective Time ends at the Company Merger Effective Time), and (iii) has not taken or omitted to take any action that could reasonably be expected to result in its failure to qualify for taxation as a REIT prior to the Company Merger Effective Time, and no challenge to its status or qualification for taxation as a REIT prior to the Company Merger Effective Time is pending or, to the Knowledge of the Company, threatened.

(c)          (i) There are no audits, examinations, investigations or other proceedings by any Governmental Authority pending with regard to any Taxes or Tax Returns of any of the Acquired Companies; (ii) no deficiency for Taxes of any of the Acquired Companies has been claimed, proposed or assessed (or, to the Knowledge of the Company, threatened) in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith and for which adequate reserves in accordance with GAAP have been established; (iii) none of the Acquired Companies has waived any statute of limitations with respect to the assessment or collection of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; (iv) none of the Acquired Companies is currently the beneficiary of any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed; and (v) none of the Acquired Companies has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income tax Law) or has received or requested any other written ruling written agreement with a Governmental Authority with respect to any Taxes.

(d)         The Acquired Companies have complied with all applicable Laws relating to the payment and withholding of Taxes and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(e)         None of the Acquired Companies is a party to any Tax allocation or sharing agreement or similar arrangement, other than (i) any agreement or arrangement solely between any of the Acquired Companies, and (ii) customary provisions in commercial contacts not primarily relating to Taxes.  None of the Acquired Companies is a party to or has any obligations or liabilities under any Tax Protection Agreement.

(f)          None of the Acquired Companies (i) has been a member of an affiliated group filing a consolidated federal income Tax (other than an affiliated group the common parent of which is an Acquired Company), or (ii) has any liability for the Taxes of any Person (other than any Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract, or otherwise.

(g)         None of the Acquired Companies has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)         No Acquired Company holds any asset the disposition of which would be subject to Section 1.337(d)-7 of the Treasury Regulations (or any other regulations under Section 337(d) of the Code), Section 1374 of the Code, or any similar provisions of Tax Law (including state, local, or foreign Tax Law), nor has any Acquired Company disposed of any such asset during its current or the immediately preceding taxable year.

(i)       There are no Liens for Taxes upon any property or assets of any Acquired Company, except for the Permitted Encumbrances.

(j)        No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying or intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(k)         The Company’s aggregate tax basis in its assets for U.S. federal income Tax purposes exceeds its aggregate liabilities for U.S. federal income Tax purposes (including its allocable share thereof under Section 752 of the Code).

(l)         The Company does not currently have nor, as of and for the year ended December 31, 2024, has had any earnings and profits attributable to any non-REIT year within the meaning of Section 857 of the Code.

(m)        Since December 31, 2023, no Acquired Company has incurred, or has engaged in any transaction that could reasonably be expected to give rise to, any liability for Taxes under Sections 857(b)(4), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code, in each case except where such Taxes have been fully paid.

Section 4.14      Intellectual Property.  Except as set forth on Section 4.14 of the Company Disclosure Letter, none of the Acquired Companies: (a) owns any registered trademarks or copyrights, or issued patents, or (b) has any pending applications for the registration or issuance of any trademarks, patents or copyrights.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) the conduct of the business of the Acquired Companies as currently conducted does not misappropriate, infringe or otherwise violate, and has not since January 1, 2023 misappropriated, infringed or otherwise violated any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property owned by any Acquired Company, and (iii) the Acquired Companies own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property used in the business of the Acquired Companies as it is currently conducted.  To the Knowledge of the Company, since January 1, 2023, none of the Acquired Companies have received any material written claim or notice alleging misappropriation, infringement or other violation of any Intellectual Property rights of any third party by the conduct of the business of any Acquired Company.

Section 4.15        Information Privacy and Security.  (a) The Company has adopted policies and procedures with respect to privacy, data protection, security and the collection and use of Personal Information gathered or accessed in the course of the operations of the Acquired Companies, (b) those policies and procedures are commercially reasonable and comply with applicable Information Privacy and Security Laws and contracts, and (c) the Acquired Companies are in compliance with such policies and procedures, except, for purposes of subclauses (b) and (c) above, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Acquired Companies maintain commercially reasonable disaster recovery policies and procedures that are intended to minimize the disruption of their business in the event of any material failure of any of the IT Assets and commercially reasonable policies and procedures to protect the integrity and security of the IT Assets and the material data and information stored or contained therein or transmitted thereby against unauthorized access or use.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has experienced a data security breach of any IT Assets that has resulted in any unauthorized access, use, modification, deletion, or corruption of any material information or data stored or contained therein or transmitted thereby.

Section 4.16        Insurance.  Section 4.16 of the Company Disclosure Letter sets forth a true and complete list of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for the Acquired Companies (the “Insurance Policies”), which Insurance Policies are of the type and in the amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Acquired Companies and sufficient to allow each to replace any of its assets that might be damaged or destroyed, except as, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect.  Except as, in each case, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect, each Insurance Policy is in full force and effect, all premiums due and payable under all Insurance Policies have been paid, and the Acquired Companies have otherwise complied in all material respects with the terms and conditions of all Insurance Policies and all claims, events and occurrences that may be covered under any Insurance Policy have been noticed pursuant to the conditions in such policy.  From January 1, 2023 through the date hereof, no written notice of premature cancellation, termination or increase in premium has been received by any Acquired Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation, except as, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.17         Employee Benefit Plans.

(a)        Section 4.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Company Benefit Plan (other than employment offer letters or individual independent contractor or consultant agreements on substantially the form provided to Parent prior to the date hereof that are terminable upon no more than thirty (30) days’ notice without further liability (or such other period provided by applicable Law)), and that do not contain any transaction, retention or similar incentives, in each case, provided, that the form is set forth in the Company Disclosure Letter.  To the extent applicable, the Acquired Companies have either delivered or made available to Parent prior to the execution of this Agreement with respect to each Company Benefit Plan scheduled on Section 4.17(a) of the Company Disclosure Letter true, correct and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Company Benefit Plans, written descriptions thereof, (ii) the most recent determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto, (vi) all nondiscrimination and compliance testing reports for the most recently completed plan year and (vii) all material non-routine correspondence to and from any Governmental Authority within the last three (3) years.

(b)         None of the Acquired Companies has during the past six (6) years maintained, contributed to, or participated in, has been required to contribute to or has or is reasonably expected to have any direct or indirect liability with respect to, (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or (ii) a Multiemployer Plan.

(c)         No Company Benefit Plan provides for post-retirement welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”) or other applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination.

(d)        Each Company Benefit Plan has been established, administered and maintained in all respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  With respect to each Company Benefit Plan that is intended to be qualified under Code Section 401(a) has received a determination from the IRS that such Company Benefit Plan is so qualified (or if it is a prototype plan, it has a favorable opinion letter, or if it is a volume submitter plan, it has a favorable advisory letter), and, to the Knowledge of the Company, nothing has occurred that has or would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.  No audits, investigations, Actions, suits, or claims (other than routine claims for benefits) are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect.

(e)       Except as provided in Section 3.3 or as set forth in Section 4.17(e) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any current or former employee, individual independent contractor, officer or director of the Acquired Companies to any material payment (whether of severance pay, pay in lieu of notice, bonus or retention compensation) under any Company Benefit Plan, (ii) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code, or (iii) result in any material increase in payment, or material acceleration of the time of payment or vesting of compensation due to any current or former employee, individual independent contractor, officer or director of the Acquired Companies under any Company Benefit Plan.

(f)        Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all required premiums for, or contributions required to be made to, any Company Benefit Plans have been timely made in accordance with the terms of the applicable Company Benefit Plan and applicable Law.

(g)        Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all respects with all applicable requirements of Sections 409A of the Code.

Section 4.18         Labor Matters.

(a)        Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies are, and have been since January 1, 2023, in compliance with all applicable Laws with respect to employment and labor matters, including those relating to labor relations (including the National Labor Relations Act), collective bargaining, wages (including, but not limited to, minimum wage, meal and rest breaks and requirements of applicable wage orders), terms and conditions of employment, paid sick leave/time, vacation/paid time off, hours of work, holiday pay calculation, overtime, employee classification (including, but not limited to, exempt vs. non-exempt), discrimination, harassment, sexual harassment, whistle-blowing, child labor, civil rights, pay equity, disability rights and benefits, employee leave issues, and leaves of absence, engaging in the interactive process, affirmative action, equal opportunity, work authorization, immigration, safety and health (including the Occupational Safety and Health Act and any applicable state or local Laws and any Laws regarding COVID-19-related health and safety issues), employee and information privacy and security, background checks (including, but not limited to, the Fair Credit Reporting Act and any similar state and local laws), workers’ compensation, unemployment insurance, plant closures, furloughs, and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988 and any comparable state or local Law relating to plant closings and layoffs) and continuation coverage under group health plans.

(b)        None of the Acquired Companies are party to, nor bound by, or in the process of negotiating, any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council.  No employees of the Acquired Companies are represented by any labor union, labor organization or works council.  No labor union, labor organization, or group of employees of the Acquired Companies has made a written pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board (“NLRB”) or any other Governmental Authority.  Since January 1, 2023, there has not been any strike, lockout, material work slowdowns or picketing or, to the Knowledge of the Company, any threat thereof, by any employees of the Acquired Companies with respect to their employment with the Acquired Companies.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Acquired Companies before the NLRB or any other Governmental Authority.

(c)         To the Knowledge of the Company, no current employee of the Acquired Companies is in material violation of any term of any employment agreement, nondisclosure agreement, fiduciary duty, non-competition agreement, restrictive covenant or other obligation:  (i) to the Acquired Companies or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Acquired Companies or (B) to the knowledge or use of trade secrets or proprietary information.

(d)        None of the Acquired Companies are party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves material allegations relating to harassment or discrimination of any kind by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above.  To the Knowledge of the Company, in the last five (5) years, no material allegations of harassment or discrimination of any kind have been made against (i) any officer of the Acquired Companies or (ii) an employee of the Acquired Companies at a level of Vice President or above.

Section 4.19    Related-Party Transactions.  Except as described in Company SEC Documents (the “Company Related-Party Agreements”), no agreements, arrangements or understandings between any of the Acquired Companies (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among the Acquired Companies), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S‑K promulgated by the SEC.

Section 4.20        Brokers.  No broker, investment banker or other Person (other than the Persons listed in Section 4.20 of the Company Disclosure Letter, each in a fee amount not to exceed the amount set forth in Section 4.20 of the Company Disclosure Letter, pursuant to the terms of the engagement letter between the Company and such Person, true, correct and complete copies of which have been provided to Parent prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company Parties.

Section 4.21       Opinion of Financial Advisor.  The Company Board has received the oral opinion of BofA Securities, Inc., financial advisor to the Company, which was confirmed in writing as of the date of this Agreement, to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth in its written opinion, the Company Merger Consideration to be paid by Parent to holders of the Company Common Stock is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent and its Affiliates).  The Company will deliver to Parent a complete and correct copy of such written opinion promptly after receipt thereof by the Company Board solely for informational purposes.

Section 4.22        Takeover Statutes.  Assuming the accuracy of the representations contained in Section 5.11, (a) the Company Board (or a committee thereof) has taken all action necessary to render inapplicable to the Company Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL, (b) the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Company Merger, and (c) to the Knowledge of the Company, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States applicable to the Company (collectively, “Takeover Statutes”) are applicable to the Company Merger and the other transactions contemplated by this Agreement.  No dissenters’, appraisal or similar rights are available to the holders of Company Common Stock with respect to the Company Merger.

Section 4.23        Company Information.  The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first disseminated to the stockholders of the Company, at the time of any amendment or supplement thereof or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent, REIT Merger Sub or Operating Merger Sub for inclusion or incorporation by reference therein.  The Proxy Statement, at the time first sent or given to the stockholders of the Company, at the time of the Stockholders Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Section 4.24        No Other Representations and Warranties.  Except for the representations or warranties expressly set forth in this Article IV or any document, agreement, certificate or other instrument contemplated hereby, none of the Company Parties or any other Person on behalf of a Company Parties has made any representation or warranty, expressed or implied, with respect to the Acquired Companies, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Acquired Companies.  In particular, without limiting the foregoing disclaimer, none of the Company Parties or any other Person on behalf of a Company Parties makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by the Company Parties in this Article IV or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the Parent Parties or any of their respective Affiliates or Representatives in the course of their due diligence of the Company Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.  Notwithstanding anything contained in this Agreement to the contrary, the Company Parties acknowledge and agree that none of the Parent Parties or any other Person on behalf of a Parent Party has made or is making any representations or warranties relating to the Parent Parties whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company or its Representatives.

Section 4.25         Investment Advisor, Broker Dealer and Commodity Pool Activities.

(a)          Except as, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect, each PGRE Advisor is registered with the SEC as an investment adviser pursuant to the Advisers Act and with all other applicable Governmental Authorities as an investment adviser or provider of investment management services to the extent required by applicable Law. Except as set forth in Section 4.25(a) of the Company Disclosure Letter, other than the PGRE Advisors, no Acquired Company is, or is required to be, registered or appointed as an “investment adviser” or “investment adviser representative” under the Advisers Act, except as, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect.

(b)         Except as set forth in Section 4.25(b) of the Company Disclosure Letter, none of the Acquired Companies nor, to the Knowledge of the Company, any officer, manager, director, or employee thereof is or has been required to be registered (i) in any jurisdiction or with the SEC or any other Governmental Authority as a broker-dealer, broker-dealer agent, registered representative, sales person or transfer agent or (ii) with the Commodity Futures Trading Commission as a “commodity pool operator” (as defined in the CEA) or a “commodity trading advisor” (as defined in the CEA), except as, in each case, individually or in the aggregate, would not have, and would not reasonably be expected to have a Company Material Adverse Effect.

(c)       Except as set forth in Section 4.25(c) of the Company Disclosure Letter, no Acquired Company has received any complaint, claim, demand, notice or other similar communication (written or oral) from any Paramount Fund Investor other than normal communications in the ordinary course of business, except for complaints, claims, demands, notices or other communications that would not, individually or in the aggregate, reasonably be expected to be material to the PGRE Advisors, taken as a whole.

(d)         No Paramount Fund is a “benefit plan investor” within the meaning of the U.S. Department of Labor Regulation 29 CFR Section 2510.3-101 as modified by Section 3(42) of ERISA or an entity or account the assets of which constitute “plan assets” for purposes of ERISA, Section 4975 of the Code or any other similar law.  No Acquired Company or Continuing Employee serves as a “fiduciary” within the meaning of Section 3(21) of ERISA (or any comparable similar law) with respect to any Paramount Fund or in connection with any other parties’ investment into a Paramount Fund. No Acquired Company or any Affiliates thereof have engaged in any of the activities described in Section VI(r) or (s) of Prohibited Transaction Class Exemption 84-14 which would preclude the Company or any of its Affiliates to serve as a “qualified professional asset manager” under Prohibited Transaction Class Exemption 84-14.

Section 4.26         Paramount Funds.

(a)         Each Paramount Fund currently is, and for the past three (3) years (or since its inception, if later), has been operated in all material respects in compliance with the applicable Fund Agreements, except for such non-compliance that would not be material to the business of the Paramount Funds, taken as a whole.

(b)         To the Knowledge of the Company, as of the date hereof, (i) no event has occurred that would reasonably be expected to result in the removal or termination of the applicable Acquired Company as the investment manager, general partner or equivalent controlling party of such Paramount Fund; (ii) and no circumstance has occurred that (whether now cured or uncured), with the giving of notice or the passage of time or both, would constitute any such event in clause (i); and (iii) no allegation that any such event in clause (i) has occurred has been made in writing to any Acquired Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties hereby jointly and severally represent and warrant to the Company, as of the date hereof, as follows:

Section 5.1          Organization and Qualification.

(a)         Each of the Parent Parties is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdictions of its formation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted.  Each of the Parent Parties is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)       All of the issued and outstanding equity interests in REIT Merger Sub and Operating Merger Sub are, and at the Partnership Merger Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.  REIT Merger Sub and Operating Merger Sub were each formed solely for the purpose of engaging in the transactions contemplated by this Agreement and they have not conducted any business prior to the date hereof and have no, and prior to the Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to their formation and pursuant to this Agreement.

Section 5.2          Authority.

(a)       Parent has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Mergers.  The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered on behalf of the Parent Parties, and assuming due authorization, execution and delivery by the Company Parties, constitutes a legally valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)          REIT Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Company Merger.  The execution and delivery of this Agreement by REIT Merger Sub and the consummation by REIT Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of REIT Merger Sub, and no other proceedings on the part of REIT Merger Sub are necessary to authorize this Agreement or the Company Merger or to consummate the other transactions contemplated by this Agreement.

(c)          Operating Merger Sub has the requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the Partnership Merger.  The execution and delivery of this Agreement by Operating Merger Sub and the consummation by Operating Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action on the part of Operating Merger Sub, and no other proceedings on the part of Operating Merger Sub are necessary to authorize this Agreement or the Partnership Merger or to consummate the other transactions contemplated by this Agreement.

Section 5.3         No Conflict; Required Filings and Consents.  The execution and delivery of this Agreement by each of the Parent Parties do not, and the performance of this Agreement and its obligations hereunder will not, (a) conflict with or violate any provision of the governing documents of any Parent Party, or (b) conflict with or violate any Law applicable to any Parent Party.  Except as may be required by the Exchange Act, the Delaware General Corporation Law, the MGCL, the DRULPA or any applicable antitrust Laws, none of the Parent Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Company Merger Effective Time in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Mergers, except where the failure to make any such filing or obtain any such consent would not have a Parent Material Adverse Effect.  No vote of Parent’s equity holders is necessary to adopt this Agreement or to approve any of the transactions contemplated by this Agreement.

Section 5.4         Sufficiency of Funds.  Parent has as of the date hereof and Parent, REIT Merger Sub and Operating Merger Sub will have as of the Company Merger Effective Time, available to it, sufficient funds or other sources of immediately available funds to pay all amounts required to be paid in connection with the Mergers (including, without limitation, payment of the Company Merger Consideration, payment of the Partnership Merger Consideration, repayment or refinancing of debt of any Acquired Company contemplated by this Agreement, payment of all amounts contemplated by Section 3.3, and payment of all other fees and Expenses and obligations required to be paid or satisfied by Parent, REIT Merger Sub or Operating Merger Sub in connection with the Mergers).

Section 5.5          Solvency.  Assuming (a) satisfaction or waiver of the conditions to Parent’s obligation to consummate the Mergers, and after giving effect to the Mergers, including the payment of the Company Merger Consideration and the Partnership Merger Consideration, (b)the accuracy of the representations and warranties of the Company Parties set forth in Article IV hereof, (c)payment of all amounts required to be paid in connection with the consummation of the Mergers, and (d) payment of all related fees and Expenses, and the payments of all amounts contemplated by Section 3.3, each of Parent and the Surviving Entity will be Solvent as of the Partnership Merger Effective Time, the Company Merger Effective Time and immediately after the consummation of the Mergers.  For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.6          Absence of Certain Agreements.  As of the date hereof, none of the Parent Parties nor any of their respective Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) pursuant to which any stockholder of the Company would be entitled to receive, in respect of Company Common Stock, consideration of a different amount or nature than the Company Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to approve the Company Merger or has agreed to vote against any Superior Proposal, (b) pursuant to which any holder of Operating Partnership Common Units would be entitled to receive, in respect of Operating Partnership Common Units, consideration of a different amount or nature than the Partnership Merger Consideration or pursuant to which any holder of Operating Partnership Common Units or the Company, as general partner of the Operating Partnership, has agreed to vote to approve the Partnership Merger or has agreed to vote against any Superior Proposal, or (c) pursuant to which any stockholder of any Acquired Company has agreed to make an investment in, or contribution to, any of the Parent Parties in connection with the transactions contemplated by this Agreement, in each case that would not terminate and be void concurrently with any termination of this Agreement.  As of the date hereof, there are no agreements, arrangements or understandings (in each case, whether oral or written) between the Parent Parties or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to, or are in connection with, the transactions contemplated by this Agreement.

Section 5.7          Parent Party Attributes.  Parent Parties and their Affiliates meet the criteria and qualifications set forth on Section 5.7 of the Company Disclosure Letter, except as would not have, and would not reasonably be excepted to have, a Parent Material Adverse Effect.

Section 5.8          Litigation.  As of the date hereof, there is no material Action or investigation against any of the Parent Parties pending or, to the knowledge of the Parent Parties, threatened before any Governmental Authority, and, to the knowledge of the Parent Parties, there is no basis for any such action, suit, proceeding or investigation that is expected to have a Parent Material Adverse Effect.  As of the date hereof, none of the Parent Parties has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of such Parent Party that is expected by Parent to have a Parent Material Adverse Effect.

Section 5.9        Compliance.  Each of the Parent Parties is in, and since January 1, 2023 has been in, compliance with all Laws applicable to its businesses and operations, except where the failure to comply with such Laws would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.  None of the Parent Parties, and none of their operations or businesses, has, prior to the date hereof: (a) received any written notice from any Governmental Authority regarding any material violation by the Parent Parties of any Law; or (b) provided any written notice to any Governmental Authority regarding any material violation by any of the Parent Parties of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10        Brokers.  No broker, investment banker or other Person that has been retained by or is authorized to act on behalf of the Parent Parties is entitled to any broker’s, finder’s or other similar fee or commission payable by the Company or any of its Affiliates or any of their respective stockholders in connection with the Mergers and the other transactions contemplated by this Agreement.

Section 5.11       Takeover Statutes.  None of the Parent Parties or any of their respective Affiliates, within the past five (5) years, has beneficially owned (as defined in Rule 13d-3 under the Exchange Act) any Company Capital Stock or any securities that are convertible into or exchangeable or exercisable for Company Capital Stock, or holds any rights to acquire or vote any Company Capital Stock other than pursuant to this Agreement.  None of the Parent Parties or any of their Subsidiaries, or the “Affiliates” or, to the knowledge of the Parent Parties, the “associates” of any such person, within the past five (5) years, has been an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 5.12        Information Supplied.  None of the information supplied or to be supplied in writing on or behalf of the Parent Parties or any of their respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to the Company’s stockholders, and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to information supplied to Parent by the Company or its Representatives.

Section 5.13        No Other Representations and Warranties.  Except for the representations or warranties expressly set forth in this Article V or any document, agreement, certificate or other instrument contemplated hereby, none of the Parent Parties or any other Person on behalf of a Parent Party has made any representation or warranty, expressed or implied, with respect to the Parent Parties or any of their respective Subsidiaries, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Parent Parties or any of their respective Subsidiaries.  In particular, without limiting the foregoing disclaimer, none of the Parent Parties or any other Person on behalf of a Parent Party makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by the Parent Parties in this Article V or any document, agreement, certificate or other instrument contemplated hereby, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence of the Parent Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement.  Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that none of the Company Parties or any other Person on behalf of the Company Parties have made or is making any representations or warranties relating to the Acquired Companies whatsoever, express or implied, beyond those expressly given by the Company Parties in Article IV or any document, agreement, certificate or other instrument contemplated hereby, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Acquired Company furnished or made available to the Parent Parties or any of their respective Representatives.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1          Conduct of Business by the Company.

(a)         The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Company Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, or (iv) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each Subsidiary of the Company to, (A) conduct its business in all material respects in the ordinary course and in a manner consistent with past practices, and (B) use commercially reasonable efforts to (1) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties and (2) operate the Company in a manner that maintains the qualification of the Company for taxation as a REIT.

(b)        Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated, expressly required or expressly permitted by this Agreement, (iv) where expressly required by any Material Contract in effect as of the date of this Agreement and of which a copy has been made available to Parent, or (v) as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any other Subsidiary of the Company to, do any of the following:

(i)            amend the Company Governing Documents or the Operating Partnership Governing Documents, in each case, whether by merger, consolidation or otherwise;

(ii)         adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of any Acquired Company (other than any Wholly Owned Company Subsidiary);

(iii)        declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to Company Capital Stock or other equity securities or ownership interests in any Acquired Company or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment of dividends or other distributions to the Company by any Wholly Owned Company Subsidiary, (B) distributions by any Subsidiary (or other joint venture) of the Company that is not wholly owned, directly or indirectly, by the Company, (i) in accordance with the organizational documents of such Subsidiary (or such other joint venture), or (ii) to the extent required to maintain any Subsidiary’s (or other joint venture’s) qualification as a REIT for such year and to avoid or reduce the incurrence of income or excise Tax, (C) distributions resulting from the vesting or settlement of Company Compensatory Awards or Operating Partnership Compensatory Awards, including in connection with any dividend equivalents or distributions associated with such Company Compensatory Awards or Operating Partnership Compensatory Awards, as applicable and (D) dividends and other distributions expressly permitted by Section 7.16;

(iv)          redeem, repurchase or otherwise acquire, directly or indirectly, any shares of Company Capital Stock or other equity interests of a Subsidiary of the Company, other than in connection with (A) the forfeiture of Company Compensatory Awards or Operating Partnership Compensatory Awards, (B) the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of any Company Compensatory Award or Operating Partnership Compensatory Awards, (C) the redemption or exchange of Operating Partnership Units in accordance with the terms of the Operating Partnership Agreement, and (D) as otherwise permitted by Article VI of the Company Charter;

(v)          except for (A) transactions among the Company and one or more Wholly Owned Company Subsidiaries or among one or more Wholly Owned Company Subsidiaries, (B) shares of Company Common Stock issuable with respect to the exercise, vesting or settlement of Company Compensatory Awards outstanding as of the date hereof, or (C) Operating Partnership Units issuable with respect to the exercise, vesting or settlement of Operating Partnership Compensatory Awards outstanding as of the date hereof, issue, sell, pledge, dispose, encumber or grant any shares of Company Capital Stock, any equity interests in the Subsidiaries of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company Capital Stock or any equity interests in the Subsidiaries of the Company;

(vi)          acquire or agree to acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any (A) interests in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, except acquisitions by the Company, the Operating Partnership or any Wholly Owned Company Subsidiary of or from an existing Wholly Owned Company Subsidiary, (B) acquisitions described in Section 6.1(b)(vi) of the Company Disclosure Letter, and (C) other acquisitions for a purchase price of less than $5,000,000 in the aggregate;

(vii)        except as described in Section 6.1(b)(vii) of the Company Disclosure Letter or as otherwise permitted by clause (viii) below, sell, mortgage, pledge, assign, transfer, abandon, dispose of or permit any Lien on, or effect a deed in lieu of foreclosure with respect to, any real property or any other material property, material rights or material assets of the Acquired Companies, except pursuant to existing Contracts or Permitted Encumbrances in the ordinary course of business; provided, that any sale, mortgage, pledge, lease, assignment, transfer, disposition or deed in connection with (x) the satisfaction of any margin call or (y) the posting of collateral in connection with any existing Contract to which the Company or any Subsidiary of the Company is a party shall be considered to be done in the ordinary course of business;

(viii)        incur, create, assume, guarantee, refinance, replace, guarantee, terminate, agree to any waiver or forbearance or prepay any Indebtedness for borrowed money or issue or amend the terms of any Indebtedness of the Acquired Companies, except (A) Indebtedness incurred under the Company’s existing Debt Facilities in the ordinary course of business that does not exceed $5,000,000 in the aggregate (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii)), (B) funding any transactions permitted by this Section 6.1(b), (C) Indebtedness that does not exceed $15,000,000 in the aggregate and (D) such Indebtedness as set forth on Section 6.1(b)(viii) of the Company Disclosure Letter, provided that none of the Indebtedness or funding described in subsections (A) – (B) shall be, directly or indirectly, secured by a Company Property;

(ix)          make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, other than by the Company, the Operating Partnership or a Wholly Owned Company Subsidiary (A) to the Company, the Operating Partnership or a Wholly Owned Company Subsidiary, or (B) in accordance with existing obligations for advancement of expenses under existing indemnification obligations;

(x)          enter into, renew, materially or adversely modify, exercise any purchase, sale option or similar option, grant any material consent, amend or terminate, or waive, release, compromise or assign any rights or claims under (i) except with respect to any lease, license or occupancy agreement with respect to a Company Property which shall be subject to subsection (ii) below, any Material Contract (or any Contract that, if existing as of the date hereof, would be a Material Contract), other than (A) any termination or renewal in accordance with the terms of any such existing Material Contract that occurs automatically without any action (other than notice of renewal) by any Acquired Company, (B) as may be reasonably necessary to comply with the terms of this Agreement, (C) any renewal of any such Material Contract in the ordinary course of business or (ii) except as described in Section 6.1(b)(x) of the Company Disclosure Letter, any lease, license or occupancy agreement relating to a Company Property;

(xi)       enter into any waiver or forbearance arrangement with respect to a Material Contract, or enter into a deed-in-lieu or similar compromise agreement with respect to a Company Property;

(xii)        waive, release, assign, settle or compromise any pending or threatened Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under any insurance policy solely in respect of ordinary course employment or ordinary course real property matters (including personal injury claims)) that do not exceed $1,500,000 individually or $5,000,000 in the aggregate and does not involve the imposition of injunctive relief against any Acquired Company (which for the avoidance of doubt includes any limitations on the operations of any Acquired Company or Affiliate thereof beyond the obligation to comply with applicable Law) or provide for any admission of liability by any of the Acquired Companies, or (B) relate to any Action involving any present, former or purported holder or group of holders of Company Common Stock or Operating Partnership Units that complies with Section 7.7(b);

(xiii)        except as required by applicable Law, the terms of this Agreement or the terms of a Company Benefit Plan in existence as of the date hereof: (A) grant any severance or termination pay, or any retention, transaction or change in control payment to (or amend any such existing arrangement with) any employee, director, officer or independent contractor of the Company or the Operating Partnership or any of their respective Affiliates, (B) establish, adopt, terminate or materially amend any Company Benefit Plan (which, for the avoidance of doubt, excludes offer letters for “at will” employment that provide for no severance, equity compensation change in control or similar benefits, provided that such amendment does not result in increased cost to the Company or its Affiliates), (C) increase the compensation or benefits payable or provided to any employee, director, officer or independent contractor of the Company or the Operating Partnership or any of their respective Affiliates, other than, if Closing does not occur on or prior to the date on which the Company makes its ordinary course increases to annual base salary, increases in annual base salary (and corresponding increases in target short-term incentive compensation and/or long-term incentive compensation opportunities) in the ordinary course of business for any employee whose annual base salary does not exceed $200,000, which increases shall not exceed 3% in the aggregate, or (D) hire or terminate (other than for cause, or due to death or disability) the employment of any employee, officer of the Company or the Operating Partnership or any of their respective Affiliates, other than the hiring of any non-executive employees with an annual base salary that does not exceed $200,000 to replace any non-executive employees with an annual base salary that does not exceed $200,000 whose employment terminated prior to the Closing;

(xiv)      waive, release or materially amend the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of the Acquired Companies;

(xv)          engage in any “plant closing,” “mass layoff” or similar act requiring notice under the Worker Adjustment and Retraining Notification Act of 1988 or any similar federal, state or local Law (whether foreign or domestic);

(xvi)       (A) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (B) recognize or certify any labor union, labor organization, works council, or group of employees of the Acquired Companies as the bargaining representative for any employees of the Acquired Companies;

(xvii)      make any material change to its methods of accounting, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices, in each case, except for such changes that are required by GAAP, the SEC or applicable Law;

(xviii)       enter into any new line of business;

(xix)        make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment for an amount materially in excess of amounts reserved therefore on the financial statements of the Company; enter into any material closing agreement related to Taxes; or knowingly surrender any right to claim any material Tax refund or give or request any waiver of a statute of limitation with respect to any material Tax Return except, in each case, (A) in the ordinary course of business, or (B) to the extent necessary (x) to preserve the Company’s qualification as a REIT under the Code, or (y) to qualify or preserve the status of any Subsidiary of the Company as a disregarded entity or partnership for U.S. federal income tax purposes or as a “qualified REIT subsidiary” within the meaning of 856(i)(2) of the Code, a “taxable REIT subsidiary” within the meaning of 856(l) of the Code, or a REIT under the applicable provisions of Section 856 of the Code, as the case may be; provided, however, that in the case of clause (B), the Company shall promptly notify Parent of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action;

(xx)        take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company to fail to qualify for taxation as a REIT;

(xxi)        make or commit to make any capital expenditures in excess of $20,000,000 in the aggregate, other than what is disclosed in the current capital expenditure budgets set forth on Section 6.1(b)(xxi) of the Company Disclosure Letter or in the ordinary course of business, to address any obligations under existing Contracts or for emergency repairs required by Law;

(xxii)      sell, assign, transfer, lease, sublease, license, sublicense, abandon (including to cancel or abandon or fail to renew or maintain) or otherwise dispose of or subject to any Lien (other than Permitted Encumbrances) any Intellectual Property material to the business of the Acquired Companies, except pursuant to non-exclusive licenses granted in the ordinary course of business or the expiration of such Intellectual Property in accordance with the end of the applicable final, non-renewable statutory term;

(xxiii)     adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by Section 6.1(b)(vi) or Section 6.1(b)(vii) in a manner that would not reasonably be expected to be materially adverse to the Company Parties, taken as a whole, or to prevent or impair the ability of the Company Parties to consummate the Mergers; or

(xxiv)       authorize or enter into any Contract to do any of the foregoing.

(c)       Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, or refraining from taking any action, at any time or from time to time, if in the reasonable judgment of the Company Board (or any committee thereof), upon advice of counsel to the Company, such action or inaction is reasonably necessary (i) for the Company to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time or avoid or to continue to avoid incurring entity level income or excise Taxes under the Code, or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that any of the Acquired Companies be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of the Company in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii) (which such dividend or distribution payments shall be subject to and treated in accordance with Section 7.16); provided, however, that in the case of each of clauses (i) and (ii), the Company shall promptly notify Parent of its intent to take such action and shall reasonably cooperate with Parent to mitigate any adverse effect on Parent or its stockholders of the taking of such action.

Section 6.2          No Control of Other Parties’ Business.  Notwithstanding the foregoing, nothing contained in this Agreement shall give the Parent Parties, directly or indirectly, the right to control or direct any of the Acquired Companies’ operations prior to the Partnership Merger Effective Time or the Company Merger Effective Time, as applicable.  Prior to the Partnership Merger Effective Time or the Company Merger Effective Time, as applicable, the Company or the Operating Partnership, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL COVENANTS

Section 7.1          Preparation of the Proxy Statement; Stockholder Approval.

(a)         As promptly as reasonably practicable following the date of this Agreement (but in any event within forty-five (45) days of the date of this Agreement), the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form, as required by the Exchange Act, with respect to the Stockholders Meeting.  The Company shall promptly notify the Parent Parties upon the receipt of any comments, written or oral, from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the Parent Parties with copies of (i) all correspondence between it and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand, and (ii) all written comments with respect to the Proxy Statement received from the SEC (or the staff of the SEC).  The Company shall use its reasonable efforts to respond as promptly as practicable to any comments from the SEC (or the staff of the SEC) with respect to the Proxy Statement.  At the time the Proxy Statement is first disseminated to the stockholders of the Company, at the time of any amendment or supplement thereof and at the time of the Stockholders Meeting, the Company shall ensure that the Proxy Statement will comply as to form and substance in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder (other than with respect to any disclosures contained in the Proxy Statement provided by Parent).  Notwithstanding the foregoing, prior to filing the Proxy Statement (or any amendment or supplement thereto) with the SEC or responding to any comments of the SEC with respect thereto, each of the Parent Parties shall cooperate, and shall cause their Affiliates to cooperate, with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to the Parent Parties and their respective Affiliates as may be required, or otherwise reasonably requested by the Company, to be set forth in the Proxy Statement under applicable Law, including providing to its and the Company’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith.  The Proxy Statement shall include all information reasonably requested by such other Party to be included therein.  The Proxy Statement shall contain the Board Recommendation, except to the extent that the Company Board (or any committee thereof) shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 7.3.

(b)         If, at any time prior to the receipt of the Stockholder Approval, any information relating to the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of the Company and Parent.  Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a).  For purposes of Section 4.23, Section 5.12 and this Section 7.1, any information concerning or related to the Company, its Affiliates or the Stockholders Meeting will be deemed to have been provided by the Company and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c)          As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting for the purpose of obtaining the Stockholder Approval (and other matters that shall be submitted to the holders of Company Common Stock at such meeting); provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting.  The Company shall use its reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders entitled to vote at the Stockholders Meeting as of the record date for notice established for the Stockholders Meeting and to hold the Stockholders Meeting as soon as reasonably practicable following the date of clearance thereof by the SEC or the failure of the SEC to affirmatively notify the Company within ten (10) calendar days after the initial filing of the Proxy Statement with the SEC that it will or will not be reviewing the Proxy Statement.  Prior to filing or mailing the Proxy Statement or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response to the extent permitted by applicable Law and the Company shall consider in good faith any comments on such document or response reasonably proposed by Parent.

(d)       The Company shall, through the Company Board, recommend to its stockholders that they give the Stockholder Approval, include the Board Recommendation in the Proxy Statement and solicit and use its reasonable efforts to obtain the Stockholder Approval, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(e) or Section 7.3(f); provided, however, that the Company’s obligation to duly call, give notice of, convene and hold the Stockholders Meeting shall be unconditional unless this Agreement is terminated in accordance with its terms.  Notwithstanding the foregoing provisions of this Section 7.1(c), the Company may postpone, recess or adjourn such meeting (i) to the extent required by Law or duty, (ii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Stockholder Approval, (iii) if as of the time for which the Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Stockholders Meeting, (iv) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law or duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting or (v) with the consent of Parent; provided, however, that the Company shall consult with Parent in advance regarding any such postponement, recess or adjournment.

(e)         Unless the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 7.3, the Company shall use its commercially reasonable efforts to solicit proxies in favor of the approval of the Company Merger.  At the written request of Parent, the Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to the Company’s stockholders.  Without the prior written consent of Parent, (i) the approval of the Company Merger shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company stockholders in connection with this Agreement or the approval of the Company Merger, and any adjournment thereof) that the Company shall propose to be acted on by the stockholders of the Company at the Stockholders Meeting and (ii) the Company shall not submit to the vote of its stockholders any Acquisition Agreement (other than this Agreement).

Section 7.2          Access to Information; Confidentiality.  During the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement and the Company Merger Effective Time, the Company shall (and shall cause its Subsidiaries to) afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and its Subsidiaries and furnish Parent or its Representatives with existing financial and operating data and other information concerning the affairs of the Acquired Companies as Parent or such Representatives may reasonably request; provided, however, that (a) the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Acquired Companies to restrict or otherwise prohibit access to such documents or information, (ii) granting such access would violate any obligations of any Acquired Company with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract (including, without limitation, a Material Company Lease) to which such Acquired Company is a party, (iii) access to such documents or information would reasonably be expected to result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (iv) such documents or information relate to the evaluation or negotiation of this Agreement, the transactions contemplated hereby or, subject to Section 7.3, a Competing Proposal or Superior Proposal (each as defined herein), and (b) in each case, such access may be limited to the extent the Company reasonably determines that such access would jeopardize the health and safety of any employee of the Company or its Subsidiaries.  In the event that the Company does not provide access or information in reliance on (x) clauses (a)(i), (a)(ii), or (a)(iii) of the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate any applicable Law, Contract or obligation or waive such privilege, and (y) clause (b) of the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that the Company reasonably determines would not jeopardize the health and safety of any employee of the Company or its Subsidiaries.  Any investigation conducted pursuant to the access contemplated by this Section 7.2 (1) shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, and (2) shall be subject to the Company’s reasonable security measures and insurance requirements.  Notwithstanding anything to the contrary herein, Parent and its Representatives shall not conduct any intrusive environmental investigation at any Company Property, including any sampling, testing or other indoor or outdoor investigation of soil, subsurface strata, surface water, groundwater, sediments or ambient air or other media at or in connection with any such Company Property.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 7.2.  Nothing in this Section 7.2 or elsewhere in this Agreement shall be construed to require any Acquired Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.

Section 7.3          No Solicitation of Transactions; Change in Recommendation.

(a)          No Solicitation.  Except as expressly permitted by this Section 7.3, during the Interim Period, the Company shall, and shall cause its Subsidiaries and its and their respective officers and directors to, and shall instruct its employees with a title of “vice president” or higher or its outside attorneys, accountants, consultants, investment bankers and financial advisors, in each case, engaged by any Acquired Company, to, (i) promptly cease any solicitation, discussions or negotiations with any Persons with respect to a Competing Proposal and promptly terminate all physical and electronic data room access granted to any such Person or its Representatives and (ii) not, directly or indirectly, (A) solicit, initiate, provide any non-public information in response to, or knowingly facilitate any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of facilitating any third party in furtherance of a Competing Proposal or Inquiry, (C) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle or other Contract (other than an Acceptable Confidentiality Agreement) with respect to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or (D) resolve, propose or agree to do any of the foregoing.

(b)         Superior Proposals and Other Exceptions.  Notwithstanding anything to the contrary contained in this Section 7.3, at any time on or after the date of this Agreement and prior to obtaining the Stockholder Approval, the Company may, directly or indirectly through one or more of its Representatives, participate or engage in discussions or negotiations with, enter into an Acceptable Confidentiality Agreement with, furnish information (including non-public information) relating to any of the Acquired Companies to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel of any of the Acquired Companies pursuant to an Acceptable Confidentiality Agreement to, any Person or group of Persons that has made, renewed or delivered to the Company a Competing Proposal after the date of this Agreement (that did not result in whole or in part from a material breach of Section 7.3(a)) or to such Person’s Representatives (including potential financing sources of such Person), and otherwise facilitate such Competing Proposal or assist such Person (and its Representatives and financing sources) with such Competing Proposal; provided, that (i) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, based upon the information then-available, that such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, (ii) prior to so providing such information, the Company receives from the third party an executed Acceptable Confidentiality Agreement, a copy of which is provided to Parent promptly (and in any event within forty-eight (48) hours of execution thereof) and (iii) subject to applicable Law, any material non-public information concerning any of the Acquired Companies that is provided to such Person or its Representatives pursuant to this Section 7.3(b) that was not previously provided to Parent or its Representatives shall be provided or made available to Parent promptly following such time as it is provided or made available to such third party (and in any event within forty-eight (48) hours thereafter).  In addition, notwithstanding Section 7.3(a) but subject to the foregoing sentence of this Section 7.3(b), the Acquired Companies and their Representatives may (A) contact and engage in any communications, negotiations or discussions in order to seek to clarify and understand the terms and conditions of any Inquiry (that did not result from a material violation of Section 7.3(a)) solely to determine whether such Inquiry constitutes or is reasonably likely to lead to a Superior Proposal, and (B) inform a Person that has made or is considering making a Competing Proposal of the provisions of this Section 7.3.

(c)          Notices.  The Company shall promptly (but in no event later than forty-eight (48) hours) after receipt of any Competing Proposal or Inquiry, (i) advise Parent in writing of the receipt of such Competing Proposal, Inquiry or request for confidential information and (ii) keep Parent reasonably informed on a reasonably prompt basis (and in any event within forty-eight (48) hours) of all material developments, discussions or negotiations regarding any Competing Proposal or Inquiry and the status of such Competing Proposal or Inquiry.  Such notice shall be made in writing and shall identify the Person making such Competing Proposal or Inquiry (to the extent not prohibited by any applicable Acceptable Confidentiality Agreement) and indicate the material terms and conditions of any Competing Proposals or Inquiries (and any material change thereto), in each case, to the extent known (including, if applicable, providing copies of any written Competing Proposals or Inquiries and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person or group making such Competing Proposal or Inquiry).  The Company agrees that none of the Acquired Companies will enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits any Acquired Company from providing any information required to be provided to Parent in accordance with this Section 7.3(c) within the time periods contemplated hereby.  For the avoidance of doubt, all information provided to Parent pursuant to this Section 7.3(c) will be subject to the terms of the Confidentiality Agreement.

(d)      No Change in Board Recommendation or Entry into an Alternative Acquisition Agreement.  Except as expressly permitted by Section 7.3(e), Section 7.3(f), and Section 7.3(g), the Company Board shall not:

(i)            (A) fail to recommend to its stockholders that the Stockholder Approval be given or fail to include the Board Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the Board Recommendation, (C) fail to recommend against any Competing Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof  (it being understood that a communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act shall not, in and of itself, be deemed an Adverse Recommendation Change), (D) fail to publicly reaffirm the Board Recommendation within ten (10) Business Days after Parent so requests in writing (or, if the Stockholders Meeting is scheduled to be held within five (5) Business Days, then within three (3) Business Days after Parent so requests in writing); provided that, other than any reaffirmation following receipt of a Competing Proposal, Parent may only request such a reaffirmation on one occasion, (E) authorize, adopt, approve, recommend or deem advisable, or publicly propose to authorize, adopt, approve, recommend or deem advisable to the stockholders of the Company a Competing Proposal or an Acquisition Agreement or (F) resolve, agree, authorize or commit to do any of the foregoing (actions described in this clause (i) being referred to as an “Adverse Recommendation Change”); or

(ii)          authorize, cause or permit any Acquired Company to enter into definitive agreement to effectuate a Competing Proposal (each, an “Acquisition Agreement”).

(e)        Adverse Recommendation Change; Entry into Alternative Acquisition Agreement.  Notwithstanding anything to the contrary in this Agreement, at any time prior to the time the Stockholder Approval is obtained, if the Company has received a written Competing Proposal that the Company Board has determined in good faith based upon the information then available (after consultation with the Company’s financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board may make an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(c)(ii) (Superior Proposal) to enter into an alternative Acquisition Agreement with respect to such Competing Proposal; provided, however, that the Company Board shall not take any action described in this Section 7.3(e) unless:

(i)          the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that failure to take such action would be inconsistent with duties of the directors of the Company Board under applicable Law;

(ii)         (A) the Company has given Parent four (4) Business Days (the “Notice Period”) prior written notice of its intention to take such actions (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(c) as well as a copy of any proposal, offer, agreement and all material documentation providing for such Superior Proposal), and (B) Parent and the Company have negotiated, and have caused their respective Representatives to negotiate, in good faith during such Notice Period (to the extent Parent desires to so negotiate) to enable Parent to propose in writing revisions to the terms of this Agreement prior to 11:59 a.m. (New York City time) on the final day of the Notice Period so that the Company Board would no longer determine that the failure to make an Adverse Recommendation Change and/or enter into an alternative Acquisition Agreement in response to such Superior Proposal would be inconsistent with the duties of the directors of the Company Board under applicable Law if the revisions by Parent were given effect; provided, that, in the event of any subsequent change to the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, be required to deliver to Parent an additional written notice consistent with that described in subclause (A) above and the Notice Period shall recommence and the Company shall be required to comply with subclauses (B) and (C) above anew; provided, however, that the Notice Period shall be reduced to three (3) Business Days.

(f)       Intervening Event.  Notwithstanding anything to the contrary in this Agreement, at any time prior to receipt of the Stockholder Approval, the Company Board may effect an Adverse Recommendation Change in response to an Intervening Event if the Company Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel), that the failure to do so would be inconsistent with the duties of the directors of the Company Board under applicable Law; provided, however, that the Company Board shall not make such an Adverse Recommendation Change unless:

(i)          the Company has given Parent prior written notice equal to the Notice Period of its intention to take such actions, which notice will specify and describe the facts and circumstances relating to the applicable Intervening Event in reasonable detail and the factual bases for the Company Board’s determination that such events or circumstances constitute an Intervening Event; and

(ii)          prior to effecting such an Adverse Recommendation Change, the Company and its Representatives, during such Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to allow Parent to make such adjustments to the terms and conditions of this Agreement so that the Company Board would no longer determine that the failure to make an Adverse Recommendation Change would be inconsistent with the duties of the directors of the Company Board under applicable Law, and following such Notice Period, the Company Board shall have determined (after consultation with the Company’s financial advisor and outside legal counsel and taking into account Parent’s proposed revisions to the terms and conditions of this Agreement) in good faith that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with the duties of the directors of the Company Board under applicable Law.

(g)       Certain Disclosures.  Nothing in this Section 7.3 or elsewhere in this Agreement shall prohibit the Company, the Company Board or their Representatives from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or making any “stop, look and listen” communication to the stockholders of the Company pending disclosure of its position thereunder; or (ii) disclosing to the Company’s stockholders any factual information regarding the business, financial condition or results of operations of the Acquired Companies or the fact that a Competing Proposal has been made, the identity of the party making such Competing Proposal or the material terms of such Competing Proposal, in each case, that the Company Board determines in good faith (after consultation with its outside legal counsel) that such disclosure is required under applicable Law (it being understood that disclosure under this clause (ii) shall not limit or otherwise affect the obligations of the Company or the Company Board under this Agreement and no such disclosure shall, taken by itself, be deemed to be an Adverse Recommendation Change); provided, however, that the Company Board shall not make an Adverse Recommendation Change, except in accordance with Section 7.3(e) or Section 7.3(f).

(h)        The Company shall not, and shall not permit any of its Subsidiaries to, release any Person from, or terminate, waive, amend, release or modify any provision of, or grant permission under or take any other action having a similar effect with respect to, any standstill agreement to which the Company or any of its Subsidiaries is a party, except solely to the extent necessary to allow the applicable counterparty thereof to make a Competing Proposal in accordance with this Agreement.

(i)       Promptly following the date hereof the Company shall request the return or destruction of non-public information concerning the Acquired Companies by any Person who, within the twelve (12) months prior to the date hereof, entered into a confidentiality agreement with respect to a Competing Proposal.

(j)          The Company agrees that any breach of Section 7.3(a) or Section 7.3(b) by any Representatives of the Company will be deemed to be a breach of this Agreement by the Company.

(k)          For purposes of this Agreement:

(i)          “Competing Proposal” means, any proposal, Inquiry or offer (other than from Parent and its Affiliates), whether in one transaction or a series of related transactions involving any of the Acquired Companies, resulting in: (A) any issuance, sale or disposition to or acquisition (including by way of merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction) pursuant to which any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) would hold beneficial ownership of more than twenty-five percent (25%) of the outstanding voting securities of the Company or any resulting parent of the Company, including any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning more than twenty-five percent (25%) of the outstanding voting securities of the Company; (B) any issuance, sale or disposition to or acquisition (including by way of merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction) pursuant to which any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) other than the stockholders of the Company (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than twenty-five percent (25%) of the voting power of the surviving or resulting entity; or (C) any sale or disposition (including by way of merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange license, transfer or disposition or similar transaction) of more than twenty-five percent (25%) of the assets of the Company or its Subsidiaries on a consolidated basis (based on fair market value), taken as a whole, immediately prior to such transaction or one or more Acquired Companies representing twenty-five percent (25%) or more of the assets of the Company and its Subsidiaries (determined on a book-value basis); provided, however, that the term “Competing Proposal” shall not include (1) the Mergers or any of the other transactions contemplated by this Agreement or (2) any merger, consolidation, business combination, reorganization, recapitalization, liquidation or similar transaction solely among the Company and one or more of the Subsidiaries of the Company or solely among the Subsidiaries of the Company.

(ii)          “Superior Proposal” means any bona fide written Competing Proposal (except for purposes of this definition, the references in the definition of “Competing Proposal” to twenty-five percent (25%) shall be replaced with fifty percent (50%)), that (A) includes a proposed Acquisition Agreement with respect thereto or confirms in writing that any purchase agreement in connection therewith will be on substantially the same terms as this Agreement and is not withdrawn, (B) taking into account all of the terms and conditions of the proposal and this Agreement (including any adjustment to the terms and conditions of this Agreement proposed in writing by Parent in response to any such Competing Proposal), including all legal, financial, financing, regulatory approvals, conditionality, the identity of the third party making the proposal, the feasibility, certainty and likelihood of closing, the breakup fee provisions and other aspects of such proposal and this Agreement that the Company Board deems relevant (including any revisions to the terms and conditions of this Agreement proposed by Parent in writing prior to the time of such determination), that the Company Board determines in good faith (after consultation with its outside legal counsel and independent financial advisors) that if consummated, would be more favorable from a financial point of view to the holders of Company Common Stock (solely in their capacities as stockholders) than the Mergers and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions of this Agreement proposed in writing by Parent in response to any such Competing Proposal) and (C) is reasonably likely to be consummated in accordance with its terms.

(iii)          “Inquiry” means an inquiry, indication of interest or request for information or discussions from any Person or group that constitutes, or could reasonably be expected to lead to, a Competing Proposal.

(iv)          “Intervening Event” means a material change in circumstances or development occurring or arising after the date of this Agreement that materially affects the business, assets, properties or operations of the Acquired Companies, taken as a whole, and that was not known by, or reasonably foreseeable to, the Company Board on or prior to the execution of this Agreement (or, if known, the material consequences of which were not known to the Company Board), which change in circumstances or development becomes known to the Company Board prior to the date on which Stockholder Approval is obtained; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (A) the receipt, existence of or terms of a Competing Proposal or an Inquiry, or (B) changes in the market price or trading volume of the Company Common Stock or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (B) in determining whether an “Intervening Event” has occurred if not otherwise falling into the foregoing clauses (A) and (B) of this definition).

Section 7.4         Interim Operations of Parent, REIT Merger Sub and Operating Merger Sub.  During the period from the date hereof through the earlier of the Company Merger Effective Time or the date of termination of this Agreement, Parent will cause each of REIT Merger Sub and Operating Merger Sub to not engage in any activities of any nature except as provided in or contemplated by this Agreement.  Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by REIT Merger Sub and Operating Merger Sub.

Section 7.5          Public Announcements.  Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), except (a) as may be required by applicable Law or Order or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law or Order and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release or other public statement by the Company permitted by Section 7.3 (including to announce an Adverse Recommendation Change in accordance with Section 7.3), (c) statements consistent in all material respects with any release, disclosure or other public statements previously made in accordance with this Section 7.5, or (d) public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 7.5, and provided, that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby.  The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

Section 7.6          Appropriate Action; Consents; Filings.

(a)        Upon the terms and subject to the conditions set forth in this Agreement (and subject to Section 7.6(b) in respect of Non-Governmental Consents), the Company Parties and each of the Parent Parties shall, and shall cause their respective Subsidiaries and Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as practicable and in any event prior to the Outside Date, the Mergers and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to the Closing set forth in Article VIII to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) executing and delivering any additional instruments necessary to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement, and (iv) obtaining all necessary actions or nonactions, authorizations, permits, waivers, consents, clearances, approvals and expirations or terminations of waiting periods (collectively, “Consents”) (other than Non-Governmental Consents, which shall be solely governed by Section 7.6(b)) from Governmental Authorities necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, including (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, conduct of business restrictions, a sale or disposition of such assets or businesses as are required to be divested or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, Contracts, assets or interests therein of Parent or its Affiliates (including, after the Closing, the Surviving Entity, the Surviving Partnership and their respective Affiliates), (2) amending any venture or other arrangement of Parent or its Affiliates (including the Surviving Entity, the Surviving Partnership and their respective Affiliates), and (3) otherwise taking or committing to take actions that after the Closing would limit Parent’s or its Subsidiaries’ (including the Surviving Entity and Surviving Partnership’s) freedom of action with respect to, or their ability to retain, one or more of their assets (whether tangible or intangible), products, or businesses, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would otherwise have the effect of preventing or delaying the Closing; provided, that neither the Company nor any of its Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of its Subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company or its Subsidiaries only from and after the Closing in the event that the Closing occurs; provided, further, that in no event shall the Company or any of its Subsidiaries be required to pay, directly or indirectly, prior to the Closing any fee, penalty or other consideration, or incur any liability, to any third party for any Consent required for or triggered by the consummation of the transactions contemplated by this Agreement.  Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement.  To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or substantive written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges.  To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or substantive conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(b)          Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use, and cause each of their respective Affiliates to use, its and their respective commercially reasonable efforts in obtaining all necessary Consents from any Persons (other than Governmental Authorities) required for or triggered by the Mergers and the other transactions contemplated by this Agreement (excluding any Assumption) (the “Non-Governmental Consents”) that are requested by Parent in writing; provided, that neither the Company nor any of its Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of the Company or any of its Subsidiaries, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to the Company or its Subsidiaries only from and after the Closing in the event that the Closing occurs; provided, further, that in no event shall the Company or any of its Subsidiaries be required to pay, directly or indirectly, prior to the Closing any fee, penalty or other consideration, or incur any liability, to any third party for any Non-Governmental Consent.  The Company shall have satisfied its obligations set forth in this Section 7.6(b) if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any Non-Governmental Consents are successful or obtained.

(c)          Parent agrees to comply with the restrictions set forth in Section 7.6(c) of the Company Disclosure Letter.

(d)          Except as set forth in this Agreement, nothing shall grant any Parent Party, directly or indirectly, the right to control or direct the operations of either Company Party prior to the consummation of the Mergers.  Prior to the Closing, the Company Parties shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their respective business operations.

Section 7.7          Notification of Certain Matters; Transaction Litigation.

(a)         The Company Parties and their Representatives shall give prompt notice to the Parent Parties, and the Parent Parties and their Representatives shall give prompt notice to the Company Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)         The Company Parties and their Representatives shall give prompt notice to the Parent Parties of any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving such Party or any of its Subsidiaries, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and shall keep the Parent Parties reasonably informed with respect to the status thereof.  Any Company Party that is the subject of any stockholder litigation against such Company Party or its directors, officers or partners relating to this Agreement or the transactions contemplated by this Agreement, including for the avoidance of doubt any litigation by a unitholder of the Operating Partnership (the “Transaction Litigation”) shall give the Parent Parties the opportunity to reasonably participate in the defense and settlement of any Transaction Litigation.  The Company shall not, and shall not permit any of its Subsidiaries or its or their Representatives to, compromise or settle any such Transaction Litigation unless Parent shall have consented thereto (which consent shall not be unreasonably withheld, conditioned or delayed).  For purposes of this Section 7.7(b), “participate” means that the Parent Parties shall be reasonably kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company Party that is the subject of the Transaction Litigation (to the extent that the attorney-client privilege between the Company Party that is the subject of the Transaction Litigation and its counsel is not undermined or otherwise affected), and the Parent Parties may offer comments or suggestions with respect to such Transaction Litigation, which the Company Party that is the subject of the Transaction Litigation and its counsel shall reasonably consider in good faith.

Section 7.8          Employee Matters.

(a)        From and after the Company Merger Effective Time, the Surviving Partnership and the Surviving Entity shall (and Parent shall cause the Surviving Partnership and the Surviving Entity or any of their respective Subsidiaries or Affiliates to) honor all Company Benefit Plans in accordance with their terms as in effect immediately prior to the Company Merger Effective Time or as such terms may be amended in accordance with the applicable Company Benefit Plan after the Company Merger Effective Time.  Notwithstanding the generality of the foregoing, for a period commencing on the Closing and continuing for a period of not less than twelve (12) months after the Closing Date, Parent shall, or shall cause the Surviving Partnership and the Surviving Entity or one of their respective Subsidiaries or Affiliates to, provide to each Continuing Employee with (i) an annual base salary or hourly wage rate (as applicable) at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Company Merger Effective Time, (ii) target short-term incentive compensation opportunities that are no less favorable than the target short-term incentive opportunities provided to such Continuing Employee immediately prior to the Company Merger Effective Time, and (iii) retirement, health, welfare and employee and fringe benefits (excluding severance, equity or equity-based compensation, post-employment health and welfare, and defined benefit pension benefits), that are no less favorable in the aggregate than those provided to similarly situated employees of Parent.  In addition, Parent, the Surviving Entity or any of their respective Affiliates shall provide each Continuing Employee with severance benefits and protections that are no less favorable than those provided to similarly situated employees of Parent.

(b)       For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent, the Surviving Partnership, the Surviving Entity or any of their respective Subsidiaries or Affiliates (each, a “New Plan”), each Continuing Employee shall be credited with his or her years of service with the Company, its Affiliates or their respective predecessors before the Company Merger Effective Time, to the same extent as such Continuing Employee was entitled before the Company Merger Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Company Merger Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.  In addition and without limiting the generality of the foregoing, (A) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to an Company Benefit Plan in which such Continuing Employee participated immediately prior to the Company Merger Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall (or shall cause the Surviving Entity to) cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall (or shall cause the Surviving Entity to) cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)          Nothing in this Section 7.8 or elsewhere in this Agreement: (i) shall limit the ability of Parent, the Company Parties, the Surviving Partnership, the Surviving Entity or their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them (subject to the limitations set forth in Section 6.1), (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Affiliates (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company Parties or any of their Affiliates (including, following the Company Merger Effective Time, the Surviving Partnership and the Surviving Entity and any of their Affiliates).

Section 7.9          Indemnification; Directors’ and Officers’ Insurance.

(a)         For a period of six (6) years from and after the Closing, Parent shall, or shall cause the Surviving Entity or the Surviving Partnership to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Closing covering each such Person currently covered by the Company’s or its Subsidiaries’ officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 7.9(a), none of Parent, the Surviving Entity, nor the Surviving Partnership shall be obligated to pay an aggregate amount for such insurance policy in excess of 500% of the amount per annum the Company and its Subsidiaries paid in its last full fiscal year prior to the date hereof (the “Current Premium”) and if such aggregate amount for such insurance policy would at any time exceed 500% of the Current Premium, then Parent, the Surviving Entity or the Surviving Partnership shall cause to be maintained policies of insurance that, in Parent’s, the Surviving Entity’s or the Surviving Partnership’s good faith judgment, provide the maximum coverage available at an aggregate amount for such insurance policy equal to 500% of the Current Premium.  Prior to the Company Merger Effective Time, and in lieu of maintaining insurance policies pursuant to this Section 7.9(a), Parent shall have the option to cause coverage to be extended under the Company’s and its Subsidiaries’ officers’ and directors’ liability insurance policy by obtaining a “tail” policy or policies, on terms and conditions no less favorable than the Company’s and its Subsidiaries’ existing officers’ and directors’ liability insurance policy, which provide such Persons currently covered by such policies with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred at or before the Company Merger Effective Time; provided that Parent shall not be obligated to pay an aggregate amount for such “tail” policy or policies in excess of 500% of the Current Premium, and if such aggregate amount for such tail policy or policies would exceed 500% of the Current Premium, then Parent may obtain such “tail” policy or policies that, in Parent’s good faith judgment, provide the maximum coverage available at an aggregate amount for such “tail” policy or policies equal to 500% of the Current Premium.  If such prepaid policies have been obtained prior to the Company Merger Effective Time, the Surviving Entity or the Surviving Partnership shall (and Parent shall cause the Surviving Entity or the Surviving Partnership to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b)        Without limiting or being limited by the provisions of Section 7.7 and to the extent required by the governing documents of the Surviving Entity and Surviving Partnership (and in all cases subject to applicable Law), during the period commencing as of the Closing and ending on the sixth (6th) anniversary of the Closing, Parent shall cause the Surviving Entity and Surviving Partnership to: (i) indemnify, defend and hold harmless each Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member or trustee of the Company or any Subsidiary of the Company, including such alleged acts or omissions with respect to this Agreement or any of the transactions contemplated by this Agreement, including the Mergers; and (ii) pay in advance of the final disposition of any such Action the expenses (including reasonable attorneys’ fees) of any Indemnified Party without the requirement of any bond or other security, in each case to the extent required by the governing documents of the Surviving Entity and Surviving Partnership (and in all cases subject to applicable Law), but subject to the Surviving Entity’s or the Surviving Partnership’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified.  Notwithstanding anything to the contrary set forth in this Agreement, the Surviving Entity or the Surviving Partnership, as applicable, (a) shall not settle or consent to the entry of any judgment with respect to any claim, action, suit or proceeding against any Indemnified Party for which such Indemnified Party sought indemnification under this Section 7.9(b) without such Indemnified Party’s prior written consent unless such settlement or consent includes a full release of such Indemnified Party from all liability arising out of such claim, action, suit or proceeding, (b) shall not be liable for any settlement effected without their prior written consent, and (c) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such Indemnified Party is not entitled to such advancement or indemnification.

(c)          To the extent permitted by applicable Law, the Surviving Entity and the Surviving Partnership shall, and Parent agrees to cause the Surviving Entity and the Surviving Partnership to, during the period commencing as of the Closing and ending on the sixth (6th) anniversary of the Closing, honor all rights to indemnification, advancement and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former managers, directors, officers, partners, members and trustees of the Company or any Subsidiary of the Company (the “Indemnified Parties”) as currently provided in (i) the Company Governing Documents, (ii) the Operating Partnership Governing Documents, and (iii) indemnification agreements between the Company or any of its Subsidiaries, on the one hand, and any Indemnified Party, on the other hand, as scheduled on Section 7.9(c) of the Company Disclosure Letter.  For a period of six (6) years following the Closing, the governing documents of Parent and the equivalent governing or organizational documents of any applicable Subsidiary of Parent or the Company shall not be amended, repealed or otherwise modified in any manner that would adversely modify these rights, unless such modification shall be required by applicable Law and then only to the minimum extent required by Law.

(d)         If Parent, the Surviving Entity, the Surviving Partnership or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Entity, or the Surviving Partnership, as applicable, assume the obligations set forth in this Section 7.9.

(e)          Parent shall, or shall cause the Surviving Entity or the Surviving Partnership to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.9.

(f)        The provisions of this Section 7.9 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 7.9), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of the Company, the Operating Partnership, Parent, the Surviving Entity and the Surviving Partnership.

Section 7.10        Section 16 Matters. Prior to the Company Merger Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.11         Financing, Assumption and Other Cooperation.

(a)       Each of the Parent Parties shall, and shall cause their respective Subsidiaries and Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to (i) obtain any Financing that is necessary to finance all or a portion of the Mergers (including payment of the Company Merger Consideration, payment of the Partnership Merger Consideration, payment of all amounts contemplated by Section 3.3, and payment of all other fees and Expenses and obligations required to be paid or satisfied by Parent, REIT Merger Sub or Operating Merger Sub in connection with the Mergers) and (ii) obtain or complete the Assumptions.  Parent acknowledges and agrees that obtaining any Financing is not a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) the Financing.  Prior to the Closing, at the written request of Parent, the Company shall keep the Parent reasonably informed of the status of its efforts to arrange and consummate any contemplated sale, financing, refinancing or work-out relating to any Company Property, including delivering copies of any broker engagement letters, letters of intent, term sheets, proposal and/or draft agreements relating to the foregoing.

(b)         Prior to the Closing Date, the Company shall use its commercially reasonable efforts to provide, and shall cause each Subsidiary of the Company to use its commercially reasonable efforts to provide, to Parent, REIT Merger Sub and Operating Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably necessary and customary and reasonably requested by Parent in writing in connection with the arrangement of any debt financing incurred or intended to be incurred or any contemplated issuance or offering of equity or equity-linked securities by Parent, REIT Merger Sub or Operating Merger Sub and their respective Subsidiaries, in each case, (x) in order to finance all or a portion of the Mergers (including payment of the Company Merger Consideration, payment of the Partnership Merger Consideration, payment of all amounts contemplated by Section 3.3, and payment of all other fees and Expenses and obligations required to be paid or satisfied by Parent, REIT Merger Sub or Operating Merger Sub in connection with the Mergers) and/or (y) otherwise effected in connection with, or during the pendency of, the Mergers (the “Financing”).  Such cooperation shall include the Company using its commercially reasonable efforts to:

(i)           upon reasonable notice, direct senior management and other employees of the Company and its Subsidiaries with appropriate seniority and expertise to participate in a reasonable number of meetings and presentations with prospective lenders or investors and one or more rating agencies at reasonable times and locations;

(ii)        assist with the preparation of customary materials for bank information memoranda (including “public side” and “private side” bank books), and lender presentations, road show presentations, registration statements, offering memoranda, prospectuses and similar marketing documents in connection with any Financing and provide reasonable cooperation with the due diligence efforts of any source of any Financing; in each case in this clause: (A) subject to customary confidentiality provisions and disclaimers; (B) as reasonably requested by Parent in writing; and (C) limited to information to be contained therein with respect to the Acquired Companies;

(iii)       furnish Parent and the Financing sources reasonably promptly upon written request with such financial and other pertinent business information relating to the Acquired Companies as may be reasonably requested by Parent in writing as is usual and customary for Financings, and is reasonably available to and prepared by or for the Acquired Companies in the ordinary course of business;

(iv)       assist with the preparation of customary definitive loan documentation contemplated by any debt Financing (including schedules), including any customary guarantee, pledge and security documents;

(v)         provide to Parent at least three (3) Business Days prior to the Closing Date upon written request all documentation and other information with respect to the Acquired Companies required under applicable “know your customer,” beneficial ownership and anti-money laundering rules and regulations, including the PATRIOT Act, in connection with any debt Financing, that has in each case been reasonably requested by Parent in writing at least twelve (12) Business Days prior to the Closing Date;

(vi)       furnish to Parent as promptly as reasonably practicable (A) within forty (40) calendar days after the end of each fiscal quarter and ninety (90) calendar days after the end of the fiscal year during the period from the date of the latest balance sheet included in the Company SEC Documents on the date of this Agreement through the Closing, the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal quarter and the related unaudited consolidated statements of operations and comprehensive income, stockholder’s equity and cash flows for such fiscal quarter and year-to-date period ended and the corresponding quarter or year-to-date period in the prior year, including footnotes thereto, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act) (the “Subsequent Unaudited Quarterly Financial Statements”), (B) within ninety (90) calendar days after the end of any fiscal year ending after the date of this Agreement through the Closing, the audited consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal year and the related audited consolidated statements of operations and comprehensive income, stockholder’s equity and cash flows for such fiscal year, including footnotes thereto, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act) (the “Subsequent Audited Annual Financial Statements”), and (C) the other Required Information;

(vii)      promptly notify Parent in the event the Company becomes aware (i) such Required Information contains an untrue statement of a material fact regarding the Company and its Subsidiaries (or omits any material fact regarding the Company and its Subsidiaries necessary to make such Required Information not misleading under the circumstances) or (ii) that the Company’s independent auditors have withdrawn (or have withdrawn and reissued) any audit opinion with respect to the audited financial statements contained in such Required Information;

(viii)      to the extent requested by Parent in writing, direct the independent auditors of the Company and its Subsidiaries to (A) reasonably cooperate with Parent in connection with the Financing, including by providing customary “comfort letters” and customary consents to the inclusion of the accountant’s opinion, where customary, in the offering documents for such Financing and (B) provide customary assistance with the due diligence activities of Parent and the Financing sources and the preparation of the materials referred to in clause (ii) above;

(ix)        reasonably cooperate with Parent in connection with Parent’s and its Affiliates’ preparation of unaudited pro forma financial statements for Parent and its Subsidiaries as required by the Exchange Act and the rules and regulations of the SEC or as may be reasonably determined by Parent or the Financing sources to be appropriate in connection with the Financing (provided that in no event shall such pro forma financial statements be required for time periods other than time periods required by the Exchange Act and the rules and regulations of the SEC);

(x)         cause, upon the reasonable written request of Parent, the Company and its Subsidiaries to take reasonable and customary corporate action, limited liability company action or other organizational action, as applicable, subject to the occurrence of the Closing, necessary to consummate any debt Financing; and

(xi)         at the reasonable written request of Parent, consent to the reasonable use of the Company’s trademarks and logos in connection with the Financing; provided that such trademarks and logos are used solely in a manner that is not reasonably likely to, harm or disparage the Company or any of its Affiliates or the reputation or goodwill of the Company or any of its Affiliates.

The Company hereby consents to the inclusion of the Required Information, as applicable, prior to the Closing in connection with the Financing and/or the Mergers in any registration statement, prospectus or document incorporated by reference therein filed, submitted or otherwise furnished by Parent to any Governmental Authority, or any customary offering memoranda, registration statement or prospectus in connection with a securities offering, whether public or private.

For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 7.11(b) represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Financing.

(c)          Upon the terms and subject to the conditions set forth in this Agreement, Company shall use, and cause each Subsidiary of the Company to use, its and their respective commercially reasonable efforts to take any actions that are reasonably requested by Parent in writing to obtain any Assumption (provided, that, in respect of any Paramount Fund Consent, the Company and its Subsidiaries shall only be required to take the actions set forth on Section 7.11(c) of the Company Disclosure Letter); provided, no Acquired Company or joint venture in which any Acquired Company is a party shall be required, directly or indirectly, to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of any Acquired Company or any joint venture in which any Acquired Company is a party, unless such requirement, condition, understanding, agreement or order is binding on or otherwise applicable to such Acquired Company only from and after the Closing in the event that the Closing occurs; provided, further, that in no event shall any Acquired Company or joint venture in which any Acquired Company is a party be required to (i) amend, modify, supplement or waive the terms and conditions of the outstanding Indebtedness or guarantees thereof, including, without limitation, changing any of the parties subject to the obligations of such Indebtedness or guarantees, of any Acquired Company or joint venture in which any Acquired Company is a party, make any principal payments or financial covenant modifications, forfeit any rights, establish any reserves, cash sweep requirements or cash traps, or pay any other charges, including any “make-whole” premium or other prepayment penalty, or deposit any security, in connection with obtaining any Assumption, in each case that is effective prior to the Closing, (ii) amend, modify, supplement or waive the terms and conditions of any joint venture arrangement to which any Acquired Company is a party, make any capital contributions, transfer, forfeit, purchase or sell, or permit or cause the transfer, forfeiture, purchase or sale, of any securities of the joint venture, forfeit any rights, or otherwise adversely affect the joint venture or the applicable Acquired Company’s interests therein, in each case that is effective prior to the Closing, or (iii) pay, directly or indirectly, prior to the Closing any fee, penalty or other consideration, or incur any liability that is effective prior to the Closing, to any third party for any Assumption.  Parent acknowledges and agrees that obtaining any Assumption is not a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) any Assumption.  For the avoidance of doubt, the Parties hereto acknowledge and agree that the provisions contained in this Section 7.11(c) represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Assumptions.  The Company agrees to reasonably cooperate with Parent in connection with developing operational, compliance and regulatory frameworks regarding their respective investment advisory businesses to the extent effective after the Closing.

(d)       The Company shall have satisfied its obligations set forth in Section 7.11(b), Section 7.11(c) and Section 7.11(d) if the Company shall have used its commercially reasonable efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.  Notwithstanding the foregoing, the Company shall not be required to provide, or cause its Subsidiaries or its or its Subsidiaries’ respective Representatives to provide, cooperation under Section 7.11 to the extent that it: (i) unreasonably interferes with the ongoing business or financial reporting obligations of the Acquired Companies; (ii) requires the Acquired Companies to incur any liability (including, without limitation, any commitment fees and expense reimbursement) in connection with the Financing or any Assumption prior to the Closing; (iii) requires the Acquired Companies or their respective Representatives to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Financing (other than with respect to customary authorization letters with respect to bank information memoranda) or any Assumption or adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing or any Assumption is obtained, in each case that are effective prior to the Closing; (iv) requires the Acquired Companies or their counsel to give any legal opinion; (v) requires the Acquired Companies to provide any information that is prohibited by applicable Law; (vi) provide access to or disclose information that the Company or any of its Subsidiaries determines would reasonably be expected to result in a loss or waiver of any attorney-client privilege, attorney work product or other legal privilege (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)); (vii) requires the Acquired Companies to take any action that is prohibited by, or would reasonably be expected to conflict with or violate, its organizational documents, or would reasonably be expected to result in a violation or breach of, or default under, any Material Contract to which any of the Acquired Companies is a party or any applicable Laws; (viii) would reasonably be expected to result in any Representative of the Acquired Companies incurring personal liability with respect to any matter relating to the Financing or any Assumption or requires any Representative of the Company or any of its Subsidiaries to deliver any certificate that such Representative reasonably believes, in good faith, contains any untrue certifications; (ix) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement; or (x) causes any representation, warranty, covenant or other term in this Agreement to be breached or causes any Closing condition set forth in Article VIII to fail to be satisfied.  In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that is not readily available to the Acquired Companies (other than information which an Acquired Company is entitled to receive and actually receives following request pursuant to any Management Agreement) or is not otherwise prepared in the ordinary course of business of the Acquired Companies at the time requested by Parent or for the failure to obtain review of any financial or other information by its accountants after using commercially reasonable efforts to obtain the same, and in no event shall the Company or its Subsidiaries be required to provide any projections or “pro forma” financial statements (other than to provide the Required Information).  In no event shall the Acquired Companies be required to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Parent, REIT Merger Sub and Operating Merger Sub in arranging the Financing or any Assumption or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Financing or any Assumption, in each case that is effective prior to the Closing.  None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of its Subsidiaries, or any of their respective Representatives at the request of Parent pursuant to Section 7.11.

(e)          Notwithstanding anything to the contrary in this Agreement, the Company, its Subsidiaries and its Representatives shall be deemed to have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under Section 7.11 for the purposes of, and any breach by the Company or its Subsidiaries or its Representatives of any of the covenants required to be performed by it under this Section 7.11 shall not be considered in, determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 8.3(b), or in determining the entitlement of Parent, REIT Merger Sub or Operating Merger Sub to terminate this Agreement, including any entitlement to termination arising from Section 9.1, nor the cause thereof, nor entitle any Parent Party to damages under this Agreement, other than, for purposes of (x) determining the satisfaction of the condition to Closing set forth in Section 8.3(b), (y) the entitlement of Parent or Merger Sub to terminate this Agreement, or (z) determining damages under Section 9.2 in each case, as a result of a Willful Breach of this Section 7.11 by the Company or its Subsidiaries.

(f)        Parent shall reimburse the Acquired Companies promptly upon demand for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Acquired Companies and their Representatives in connection with the cooperation under Section 7.11, any action taken by them at the request of Parent pursuant to Section 7.11 (including the dissolution and termination of any subsidiaries formed and documentation entered into pursuant to Section 7.11), and shall indemnify, defend and hold harmless the Acquired Companies and their Representatives and each of the Acquired Companies’ and their Representatives’ respective present and former directors, officers, employees and agents (collectively, the “Financing Indemnified Parties”) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Financing or any Assumption and any information used in connection therewith, except in instances of Fraud, gross negligence or willful misconduct on the part of the Company, the Operating Partnership or any of their respective Subsidiaries or Representatives.  The provisions of this Section 7.11(f) are intended to be for the benefit of, and shall be enforceable by, each of the foregoing Financing Indemnified Parties.  This Section 7.11(f) shall survive the termination of this Agreement.  In the event the Mergers and the other transactions contemplated hereby are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company and its Subsidiaries in connection with the cooperation under Section 7.11 and not previously reimbursed.

(g)         For the avoidance of doubt, without the prior written consent of the Company, in no event will Parent, REIT Merger Sub, Operating Merger Sub or any of their respective Subsidiaries enter into any agreement, arrangement or any other understanding, whether written or oral, with any joint venture partner of any Acquired Company or any potential Financing source that would reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of any such Financing source to provide Financing or other assistance to any other party in any other transaction involving any Acquired Company (provided, that the foregoing shall not prohibit the establishment of customary “tree” arrangements) or any such joint venture partner to complete any Assumption in connection with any other transaction involving any Acquired Company.

(h)         Parent and the Company shall cooperate in good faith and use commercially reasonable efforts to take the actions set forth on Section 7.11(h) of the Company Disclosure Letter.

Section 7.12         [Reserved].

Section 7.13       Takeover Statutes.  The Parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the Company Governing Documents, the Operating Partnership Governing Documents, or the governing documents of the Parent Parties (“Governing Document Restrictions”) on the Mergers and the other transactions contemplated by this Agreement.  No Party shall take any action to exempt any Person (other than the other Parties or their respective Affiliates) from any Takeover Statute of any jurisdiction or Governing Document Restrictions that may purport to be applicable to the Mergers or any of the other transactions contemplated by this Agreement or otherwise cause any restrictions in any Takeover Statute or Governing Document Restrictions not to apply to any such Person.

Section 7.14        Obligations of the Parties.  The Company shall take all actions necessary to cause the Company Parties to perform their obligations under this Agreement.  Parent shall take all actions necessary to (a) cause the Parent Parties to perform their obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Closing, REIT Merger Sub and Operating Merger Sub shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by this Agreement.

Section 7.15         Tax Matters.

(a)       The Company and Parent shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real or personal property transfer or gains, sales, use, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

(b)        The Company shall deliver to Latham & Watkins LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to both Parent and the Company) (“REIT Counsel”) an officer’s certificate, dated as of the Closing Date, and signed by an officer of the Company and in form and substance reasonably satisfactory to Parent and REIT Counsel, containing representations of the Company reasonably necessary or appropriate to enable REIT Counsel to render the Tax opinion set forth in Exhibit A hereto pursuant to Section 8.3(d).

(c)          On the Closing Date, prior to the Company Merger Effective Time, the Company shall deliver to REIT Merger Sub a duly completed and executed IRS Form W-9, dated as of the Closing Date.

(d)       The Company shall use commercially reasonable efforts to provide cooperation to Parent, at Parent’s sole cost and expense, with respect to (x) any potential modifications to the structure of the transactions contemplated by this Agreement, including the assignment of Parent’s, REIT Merger Sub’s and Operating Merger Sub’s respective rights, interests or obligations under this Agreement and the conversion of REIT Merger Sub to a limited liability company, that Parent reasonably requests, including such modifications that are intended to mitigate, reduce, or eliminate any Transfer Tax or other Tax that may be borne by any Acquired Company, Parent, REIT Merger Sub, the Surviving Entity, the Surviving Partnership, any Affiliate thereof, or any direct or indirect owner of Parent and (y) considering reasonable requests to explore, a sale, financing, refinancing or work-out relating to any Company Property identified by Parent; provided that, in each case, (i) any such changes or other actions do not have an adverse effect on the Company, the Operating Partnership, or their stockholders or limited partners, respectively, including any adverse effect on the feasibility of the satisfaction of the conditions of the Mergers or the time by which the Mergers may be consummated, (ii) none of the Company or its Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Acquired Companies, (B) any Contract to which an Acquired Company is a party, or (C) applicable Law, (iii) any such modifications or other actions or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto (other than customary and reasonable joinder agreements), shall be contingent upon all of the conditions set forth in Article VIII having been satisfied or waived and receipt by the Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in this Section 7.15(d) will be deemed to have occurred immediately prior to the Closing), (iv) such modifications or other actions (or the inability to complete such modifications or other actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Company Merger Consideration or the Partnership Merger Consideration, (v) neither the Company nor any of its Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company or any Subsidiary REIT as a REIT, or would reasonably be expected to adversely affect the intended tax treatment of the transactions contemplated by this Agreement and (vi) any such changes or other actions or modifications would not, in the reasonable determination of REIT Counsel, prevent REIT Counsel from delivering the opinion described in Section 7.15(b).  Except as agreed by Parent and the Company, such changes, and any actions or transactions related thereto shall be implemented and effective immediately prior to or concurrent with the Closing.  Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.15.  Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any Subsidiary of the Company in performing their obligations under this Section 7.15(d), and Parent shall indemnify the Acquired Companies for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of its Subsidiaries arising therefrom, except, in each case, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a result of a Willful Breach by any Acquired Company as determined by a court of competent jurisdiction in a final judgment not subject to further appeal (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated and this Agreement has been validly terminated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or any of its Subsidiaries not previously reimbursed).

Section 7.16        Dividends.  Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, the Company or any of its Subsidiaries may declare and pay dividends to its stockholders, distributing cash in such amounts determined by the Company, in the reasonable discretion of the Company Board exercised in good faith to be reasonably required to be distributed in order for the Company or any of its Subsidiaries to maintain its qualification as a REIT for such year and to avoid or reduce the incurrence of income or excise Tax.  In the event the Company declares or pays any dividends or other distributions in cash or property other than stock of the Company required for the Company to maintain its qualification as a REIT pursuant to this Section 7.16, the Company Merger Consideration shall be decreased by an amount equal to the per share amount of any such dividend or distribution on Company Common Stock so declared or paid by the Company pursuant to this Section 7.16; provided that the per share decrease shall be adjusted, if applicable, in accordance with Section 3.1(c).

Section 7.17        Deregistration and Delisting.  Prior to the Company Merger Effective Time, the Company and, following the Company Merger Effective Time, Parent and the Surviving Entity, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things necessary, proper or advisable on its part under applicable Law and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the Company Common Stock from the New York Stock Exchange as promptly as practicable after the Company Merger Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 7.18        Termination of Company Related-Party Agreements.

(a)        If requested in writing by Parent, the Company shall use commercially reasonably efforts to cause each Company Related-Party Agreement identified by Parent to be terminated on or prior to the Closing effective upon the Closing, without any further obligations, liability or payments by or on behalf of the Company or any of its Subsidiaries as of or following the Closing.

(b)        The Company shall use commercially reasonable efforts to cause to be delivered to Parent at or prior to the Closing evidence satisfactory to Parent of the resignation, effective as of the Company Merger Effective Time, of the directors of the Company and the Company shall cooperate with Parent in preparing for the replacement, as of the Company Merger Effective Time, of director and officers of the Subsidiaries of the Company with those Persons designated by Parent.

ARTICLE VIII

CONDITIONS

Section 8.1          Conditions to Each Party’s Obligation to Effect the Mergers

.  The respective obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Closing of the following conditions:

(a)         Approvals.  The Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Governing Documents.

(b)         No Injunctions or Restraints.  No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Mergers.

Section 8.2          Conditions to Obligations of the Company Parties.  The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by the Company, at or prior to the Closing, of the following additional conditions:

(a)          Representations and Warranties.

(i)          Each of the representations and warranties of the Parent Parties set forth in Section 5.1 and Section 5.2 of this Agreement shall be true and correct (other than de minimis inaccuracies) as of the Closing Date, as though made as of the Closing Date, except, in each case, representations and warranties that are made as of a specific date shall be true and correct in all respects (other than any de minimis inaccuracies) as of such date; and

(ii)          Each of the representations and warranties of the Parent Parties set forth in Article V of this Agreement other than those set forth in clause (i) above shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of the Closing Date, as though made as of the Closing Date, except in each case, (A) representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) where the failure of such representations or warranties to be true and correct, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b)        Performance of Covenants and Obligations of the Parent Parties.  The Parent Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing Date.

(c)         Delivery of Certificate.  Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed on behalf of Parent by an executive officer of Parent, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3       Conditions to Obligations of the Parent Parties.  The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by Parent at or prior to the Closing, of the following additional conditions:

(a)          Representations and Warranties.

(i)          Each of the representations and warranties of the Company Parties set forth in Sections 4.4(a) and 4.4(c) shall be true and correct in all respects (except for failures of such representations and warranties to be true and correct that, in the aggregate, would not result in more than a de minimis increase in the aggregate consideration payable by the Parent Parties pursuant to Article III of this Agreement) as of the Closing Date, as though made as of the Closing Date, except representations and warranties that are made as of a specific date shall be true and correct in all respects (except for failures of such representations and warranties to be true and correct that, in the aggregate, would not result in more than a de minimis increase in the aggregate consideration payable by the Parent Parties pursuant to Article III of this Agreement) only on and as of such date;

(ii)          Each of the representations and warranties of the Company Parties set forth in Section 4.1(a), 4.2 and 4.20 shall be true and correct in all material respects as of the Closing Date, as though made as of the Closing Date, except representations and warranties that are made as of a specific date shall be true and correct only in all material respects on and as of such date; and

(iii)       Each of the other representations and warranties of the Company Parties set forth in Article IV of this Agreement other than those set forth in clause (i) and clause (ii) above shall be true and correct (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) as of the Closing Date, as though made as of the Closing Date, except in each case, (A) representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) where the failure of such representations or warranties to be true and correct, individually or in the aggregate, would not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b)         Performance of Covenants and Obligations of the Company Parties.  The Company Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement (excluding the obligations contained Section 7.11, so long as such failure to perform does not constitute a Willful Breach) on or prior to the Closing Date.

(c)         Delivery of Certificate.  The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by an executive officer certifying that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(e) have been satisfied.

(d)         REIT Opinion.  Parent shall have received a written tax opinion of REIT Counsel, substantially in the form of Exhibit A to this Agreement dated as of the Closing Date (with such changes or modifications from the language set forth in such form as may be deemed reasonably necessary or appropriate by REIT Counsel and are reasonably acceptable to Parent), to the effect that beginning with its taxable year ended December 31, 2022, and through the Company Merger Effective Time (taking into account that the Company will be treated as selling all its assets in a taxable transaction and distributing the Company Merger Consideration in liquidation of the Company as a result of the Company Merger), the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its organization and actual method of operation through the Company Merger Effective Time will enable it to meet the requirements for qualification and taxation as a REIT under the Code through the Company Merger Effective Time.

(e)       No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

Section 8.4          Failure of Closing Conditions.  None of the Parent Parties, on the one hand, nor any of the Company Parties, on the other hand, may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Mergers if such failure (or inability to be satisfied) was caused by such party’s failure to comply with or perform its obligations under this Agreement (excluding the obligations contained Section 7.11, so long as such failure to perform does not constitute a Willful Breach).

ARTICLE IX

TERMINATION; FEES AND EXPENSES; AMENDMENT

Section 9.1        Termination.  This Agreement may be terminated and the Mergers and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Partnership Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)          by mutual written consent of each of the Company and Parent;

(b)          by either the Company or Parent, upon prior written notice to the other Party:

(i)           if the Mergers shall not have occurred on or before 11:59 p.m. New York time on March 17, 2026 (the “Outside Date”), whether such date is before or after the date of the receipt of the Stockholder Approval; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of the Mergers to be consummated by the Outside Date was as primarily due to the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties, and in the case of the Company, including the failure of the other Company Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement;

(ii)         if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and, in the case of Parent, including the failure of the other Parent Parties, and in the case of the Company, including the failure of the other Company Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement; or

(iii)       if the Stockholder Approval shall not have been obtained at the Stockholders Meeting, duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Company Merger was taken;

(c)          by the Company, upon prior written notice to Parent:

(i)           if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the Parent Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.2(a) or Section 8.2(b) not to be satisfied (a “Parent Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of (A) thirty (30) days following written notice thereof from the Company to Parent and (B) two (2) Business Days before the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

(ii)       if, at any time prior to receipt of the Stockholder Approval, the Company Board (or a committee thereof) shall have effected an Adverse Recommendation Change in respect of a Superior Proposal in accordance with Section 7.3(e); provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to Parent and the definitive agreement relating to the Superior Proposal is entered into by the Company;

(iii)         if (A) all of the conditions set forth in Section 8.1 and Section 8.3 have been and continue to be satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing Date), (B) on or after the date the Closing should have occurred, the Company has delivered written notice to Parent to the effect that all of the conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than those conditions that by their nature cannot be satisfied other than at the Closing Date) and the Company is ready, willing and able to consummate the Closing, and (C) the Parent Parties fail to consummate the Closing within five (5) Business Days after delivery of the notice referenced in the preceding clause (B) (it being understood that during such five (5) Business Day period, Parent shall not be entitled to terminate this Agreement); or

(d)          by Parent, upon prior written notice to the Company:

(i)           if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of any of the Company Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.3(a) or Section 8.3(b) not to be satisfied (a “Company Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of (A) thirty (30) days following written notice thereof from Parent to the Company and (B) two (2) Business Days before the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)        if, at any time prior to receipt of the Stockholder Approval, the Company Board, for any reason, (A) shall have effected an Adverse Recommendation Change; provided, that, Parent’s right to terminate this Agreement pursuant to this Section 9.1 shall expire at the earlier of 5:00 p.m. (New York City time) on the tenth (10th) calendar day following the date on which the event first permitting such termination occurred and the calendar day prior to the Stockholders Meeting, whichever occurs first, (B) fails to publicly reaffirm the Board Recommendation within ten (10) Business Days following the public announcement by any Person of a Competing Proposal or (C) fails to publicly recommend against any tender offer or exchange offer for the Company Common Stock subject to Regulation 14D under the Exchange Act that constitutes a Competing Proposal within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party setting forth the basis on which, and the subsection of this Section 9.1 pursuant to which, such Party is terminating this Agreement.

Section 9.2          Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company Parties or the Parent Parties or their respective Affiliates or Representatives relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except that the Confidentiality Agreement, the provisions of Section 7.2 (Access to Information; Confidentiality), Section 7.5 (Public Announcements), Section 7.11(f) (Financing Cooperation), this Section 9.2, Section 9.3 (Fees and Expenses), Section 9.5 (Amendment), and Article X (General Provisions) of this Agreement shall survive the termination hereof and shall remain in full force and effect; provided, that no such termination shall relieve any Party from any liability or damages resulting from any Fraud, or for any Willful Breach of any of such Party’s covenants, obligations or agreements set forth in this Agreement that occurs prior to such termination.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of the Parent Parties or the Company Parties shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith, subject only, with respect to any such liabilities of the Company, to Section 9.3(b).  For the avoidance of doubt, the failure of the Parent Parties to consummate the Mergers on the date required by Section 2.3 after the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing and which are capable of being satisfied on the Closing Date, assuming for purposes hereof that the date of termination is the Closing Date) have been satisfied or waived shall constitute a Willful Breach by the Parent Parties, and Parent shall be liable to the Company for such breach as provided herein notwithstanding any termination of this Agreement.

Section 9.3          Fees and Expenses.

(a)         Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or Expenses, except that Parent shall pay, whether or not the Mergers or any other transaction contemplated by this Agreement is consummated, all costs and Expenses incurred in connection with the Paying Agent.  Notwithstanding anything to the contrary contained herein, Parent shall pay the amount of any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with this Agreement and the transactions contemplated by this Agreement.

(b)          In the event that:

(i)           this Agreement is terminated by the Company pursuant to Section 9.1(c)(ii) (Superior Proposal);

(ii)          this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii) (Adverse Recommendation Change); or

(iii)        (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b)(i) (Outside Date) (and at the time of such termination the Company would not have been entitled to terminate this Agreement pursuant to Section 9.1(c)(iii) (Parent Failure to Close)), Section 9.1(b)(iii) (Failure to Obtain Stockholder Approval), or Section 9.1(d)(i) (Company Terminating Breach), (B) a bona fide Competing Proposal shall have been publicly announced or shall have become publicly disclosed or publicly known after the date of this Agreement and shall not have been withdrawn or otherwise abandoned, in each case, prior to the Stockholders Meeting, and (C) within nine (9) months following such termination, the Company enters into a definitive written agreement providing for a Competing Proposal that is later consummated or such Competing Proposal is consummated (provided, that for purposes of this Section 9.3(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term herein, except that percentages included in the definition of “Competing Proposal” increased to 50%);

then the Company shall pay, at Parent’s election, the Company Termination Payment.  Payment of the Company Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by Parent as follows: (1) in the case of Section 9.3(b)(i), prior to or substantially concurrently with termination of this Agreement pursuant to Section 9.1(c)(ii); (2) in the case of Section 9.3(b)(ii), within three (3) Business Days after termination of this Agreement pursuant to Section 9.1(d)(ii); and (3) in the case of Section 9.3(b)(iii), within three (3) Business Days of the consummation of such Competing Proposal.  For the avoidance of doubt, any payment made by the Company under this Section 9.3(b) shall be payable only once with respect to Section 9.3(b), and not in duplication, even though such payment may be payable under one or more provisions hereof.  The payment of the Company Termination Payment in accordance with this Section 9.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Parties, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, upon receipt of the Company Termination Payment by Parent, the Company Parties shall have no further liability, whether pursuant to a claim at Law or in equity, to the Parent Parties or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Parties, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Action against the Acquired Companies or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Payment), any of the contemplated by this Agreement or any matters forming the basis for such termination; provided, that if the Company fails to pay the Company Termination Payment, and any Parent Party commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Payment or any portion thereof, then the Company shall pay the Parent Parties their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Payment at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Recovery Costs”).

Section 9.4          Payment of Amount or Expenses.

(a)         In the event that the Company is obligated to pay Parent the Company Termination Payment, plus the Recovery Costs set forth in Section 9.3, the Company shall pay to Parent from the Company Termination Payment, plus the Recovery Costs, deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Company Termination Payment, plus the Recovery Costs, and (ii) the sum of (A) the maximum amount that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (I) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by Parent’s independent certified public accountants (taking into account any known or anticipated income of Parent that is not Qualifying Income and assuming Parent has 2% of its gross income from unknown sources during such year that did not constitute Qualifying Income), plus (B) in the event Parent receives either (x) a letter from Parent’s counsel or accountants indicating that Parent has received a ruling from the IRS described in Section 9.4(b)(ii), or (y) an opinion from Parent’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the Company Termination Payment, plus the Recovery Costs, less the amount payable under clause (i) above.  To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Company Termination Payment, plus the Recovery Costs, with an escrow agent selected by the Company and on such terms (subject to Section 9.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent.  The payment or deposit into escrow of the Company Termination Payment, plus the Recovery Costs, pursuant to this Section 9.4(a) shall be made at the time the Company is obligated to pay Parent such amount pursuant to Section 9.3 by wire transfer.

(b)         The escrow agreement shall provide that the Company Termination Payment, plus the Recovery Costs, in escrow or any portion thereof shall not be released to Parent unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Parent’s accountants revising that amount, in which case the escrow agent shall release such amount to Parent; or (ii) a letter from Parent’s counsel or accountants indicating that Parent received a ruling from the IRS holding that the receipt by Parent of the Company Termination Payment, plus the Recovery Costs, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent of the Company Termination Payment, plus the Recovery Costs, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Company Termination Payment, plus the Recovery Costs, to Parent.  The escrow agreement shall also provide that any portion of the Company Termination Payment, plus the Recovery Costs, that remains unpaid as of the end of a tax year shall be paid as soon as possible during the following tax year, subject to the foregoing limitations of this Section 9.4; provided, any portion of the Company Termination Payment, plus the Recovery Costs, that remains unpaid as of December 31 following the date which is three (3) years from the date on which amounts are deposited in escrow under Section 9.4(a)  shall be released by the escrow agent to the Company.

Section 9.5         Amendment.  Subject to compliance with applicable Law, at any time before or after receipt of the Stockholder Approval and prior to the Partnership Merger Effective Time, any provision of this Agreement may be amended or modified by a written agreement of the Parties executed in the same manner as this Agreement; provided, that after the Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which, pursuant to applicable Law, requires the further approval of the stockholders of the Company without such further approval of such stockholders (in which case, such further approval shall be deemed the Stockholder Approval for purposes of this Agreement), or (b) any amendment or change not permitted under applicable Law.

ARTICLE X

GENERAL PROVISIONS

Section 10.1        Non-Survival of Representations and Warranties and Certain Covenants.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Company Merger Effective Time.  The covenants to be performed prior to or at the Closing shall terminate at the Closing.  This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Company Merger Effective Time, which shall remain in force and effect following the Closing.

Section 10.2        Notices.  All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) two (2) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, (c) immediately upon delivery by hand or email, or (d) on the date of receipt, if delivered by facsimile, in each case, to the intended recipient as set forth below (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)          if to the Parent Parties, the Surviving Partnership or the Surviving Entity, to:

Rithm Capital Corp.
799 Broadway
New York, NY 10003
Attention: Philip Sivin
E-mail:	psivin@rithmcap.com group_rithmlegal@rithmcap.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

Attention:	Peter D. Serating Blair T. Thetford Daniel L. Luks
E-mail:	peter.serating@skadden.com blair.thetford@skadden.com daniel.luks@skadden.com

(b)          if to the Company Parties to:

Paramount Group, Inc.
1633 Broadway
New York, NY 10019
Attention:	Albert Behler Timothy C. Dembo
E-mail:	abehler@pgre.com tdembo@pgre.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, CA 90071-1560
Attention:	Julian Kleindorfer Darren Guttenberg Sean Parish
Email:	julian.kleindorfer@lw.com darren.guttenberg@lw.com sean.parish@lw.com

Section 10.3        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4        Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5       Entire Agreement; Third-Party Beneficiaries.  This Agreement (including the Exhibits, Schedules and the Company Disclosure Letter), and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, and (b) this Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (i) Article III (which, from and after the Company Merger Effective Time, shall be for the benefit of holders of shares of Company Common Stock and Company Compensatory Awards immediately prior to the Company Merger Effective Time), (ii) Article III (which, from and after the Partnership Merger Effective Time, shall be for the benefit of holders of Operating Partnership Units and Operating Partnership Compensatory Awards immediately prior to the Partnership Merger Effective Time), and (iii) Section 7.9 (which, from and after the Partnership Merger Effective Time shall be for the benefit of the Indemnified Parties).

Section 10.6        Extension; Waiver.  At any time prior to the Partnership Merger Effective Time, the Parties may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7         Governing Law; Venue.

(a)         This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement (other than with respect to issues relating to the Partnership Merger that are required to be governed by the DRULPA), shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)         All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court.  Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court, for the purpose of any dispute arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such dispute except in such courts, (iii) agrees that any claim in respect of any such dispute may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such dispute, (v) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such dispute, and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program.  Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2.  Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8       Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties; provided, that, each of Parent, REIT Merger Sub and Operating Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to a direct or indirect Subsidiary (provided that for purposes of this Section 10.8 clause (y) of the definition of Subsidiaries shall not apply) of Parent or any of its wholly owned subsidiaries, but no such assignment shall (i) relieve Parent, REIT Merger Sub or Operating Merger Sub of any of its obligations hereunder or (ii) violate any of the restrictions set forth in Section 7.15(d)(i) through (vi), and provided, further that Parent may convert REIT Merger Sub to a limited liability company and such conversion shall not be deemed an assignment for purposes of this Section 10.8 as long as such conversion would not violate any of the restrictions set forth in Section 7.15(d)(i) through (vi).  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 10.9       Obligation of Parent.  Parent shall cause REIT Merger Sub and Operating Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by REIT Merger Sub or Operating Merger Sub, as applicable, in accordance with the terms of this Agreement, the Mergers and the other transactions contemplated by this Agreement.  As a material inducement to the Company Parties’ willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by REIT Merger Sub and Operating Merger Sub of the covenants, obligations and undertakings required to be performed by REIT Merger Sub and Operating Merger Sub under this Agreement and the transactions contemplated by this Agreement, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of REIT Merger Sub and Operating Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against Parent, REIT Merger Sub and Operating Merger Sub in the first instance.  As applicable, references in this Section 10.9 to “REIT Merger Sub” shall also include the Surviving Entity following the Company Merger Effective Time, and references in this Section 10.9 to “Operating Merger Sub” shall also include the Surviving Partnership following the Partnership Merger Effective Time.

Section 10.10       Specific Performance.

(a)         The Parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm.  The Parties hereto agree that unless and until this Agreement is terminated in accordance with Section 9.1 and any dispute over the right to termination has been finally resolved, (i) the Parties hereto shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 10.7 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than the Parent Parties obligation to effect the Closing, which shall be governed by the next sentence), without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 9.2 or Section 9.3, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement, including the Mergers, and without that right, none of the Company Parties or the Parent Parties would have entered into this Agreement. The Parties hereto further agree that unless and until this Agreement is terminated in accordance with Section 9.1 the Company Parties shall be entitled to seek an injunction, specific performance or other equitable remedy to specifically enforce the Parent Parties’ obligations to effect the Closing on the terms and conditions set forth herein.  Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such Parties has an adequate remedy at Law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason.  The Parties hereto further agree that (x) following the Company’s termination of this Agreement in accordance with Section 9.1, the Company Parties shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 10.7 to enforce specifically the Parent Parties’ surviving obligations herein, including with respect to the payment of monetary damages under Section 9.2, and (y) following Parent’s termination of this Agreement in accordance with Section 9.1, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 10.7 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of monetary damages under Section 9.2 or the payment to which Parent is entitled under Section 9.3(b).

(b)          The Parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.10 shall require any party to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this Section 10.10 prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.10 or anything set forth in this Section 10.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available at any time.  In any legal proceeding seeking monetary damages against a party or to compel a party to specifically perform its obligations hereunder, the non-prevailing party in such Action (after a final, non-appealable judgment of a court of competent jurisdiction) shall promptly reimburse the prevailing party its costs and expenses (including reasonable attorneys’ fees and disbursements) in connection with such Action.

Section 10.11       [Reserved].

Section 10.12   Waiver of Jury Trial.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

Section 10.13       Authorship.  The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

RITHM CAPITAL CORP.

By:	/s/ Nicola Santoro, Jr.
Name: Nicola Santoro, Jr. Title: Chief Financial Officer

PANORAMA REIT MERGER SUB, INC.

By:	/s/ Nicola Santoro, Jr.
Name: Nicola Santoro, Jr. Title: Authorized Officer

PANORAMA OPERATING MERGER SUB LP

By: Rithm Capital Corp., its General Partner

By:	/s/ Nicola Santoro, Jr.
Name: Nicola Santoro, Jr. Title: Chief Financial Officer

PARAMOUNT GROUP, INC.

By:	/s/ Albert Behler
Name: Albert Behler Title: Chairman, Chief Executive Officer and President

PARAMOUNT GROUP OPERATING PARTNERSHIP LP

By:	/s/ Albert Behler
Name: Albert Behler Title: Chairman, Chief Executive Officer and President

[Signature Page to the Merger Agreement]